                                         Filed Pursuant to Rule 424(b)(5)
                                         Registration Statement Number 333-92593



           PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED JANUARY 10, 2000

                                4,750,000 Shares

             [Citadel logo]  CITADEL COMMUNICATIONS CORPORATION
                                  Common Stock
                               ------------------

     We are selling 4,750,000 shares of our common stock. The underwriters have an option to purchase from certain of our stockholders a maximum of 500,000 additional shares of common stock to cover over-allotments of shares.

     Our common stock trades on the Nasdaq National Market under the symbol "CITC." On February 7, 2000, the last reported sale price for our common stock on the Nasdaq National Market was $54.0625 per share.

     INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE S-7.

                                                                UNDERWRITING        PROCEEDS TO
                                              PRICE TO         DISCOUNTS AND          CITADEL
                                               PUBLIC           COMMISSIONS        COMMUNICATIONS
                                           --------------      --------------      --------------
Per Share............................         $51.50              $2.06               $49.44
Total................................       $244,625,000         $9,785,000         $234,840,000

     Delivery of the shares of common stock will be made on or about February 11, 2000.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the prospectus to which it relates is truthful or complete. Any representation to the contrary is a criminal offense.

CREDIT SUISSE FIRST BOSTON
                   MERRILL LYNCH & CO.
                                      PRUDENTIAL SECURITIES
                                                    SALOMON SMITH BARNEY

BANC OF AMERICA SECURITIES LLC
       BEAR, STEARNS & CO. INC.
             DEUTSCHE BANC ALEX. BROWN
                    DONALDSON, LUFKIN & JENRETTE
                          FIRST UNION SECURITIES, INC.
                                 GOLDMAN, SACHS & CO.
                                       ING BARINGS
                                            LAZARD FRERES & CO. LLC
                                                ROBERTSON STEPHENS
                                                     THOMAS WEISEL PARTNERS LLC

          The date of this prospectus supplement is February 8, 2000.

                               ------------------

                               TABLE OF CONTENTS

                                        Page
                                        ----
        PROSPECTUS SUPPLEMENT
FORWARD-LOOKING STATEMENTS............   S-1
SUMMARY...............................   S-2
RISK FACTORS..........................   S-7
USE OF PROCEEDS.......................  S-14
MARKET PRICES AND DIVIDEND POLICY.....  S-17
CAPITALIZATION........................  S-18
SELECTED HISTORICAL FINANCIAL DATA....  S-19
MANAGEMENT'S DISCUSSION AND ANALYSIS
  OF FINANCIAL CONDITION AND RESULTS
  OF OPERATIONS.......................  S-23
BUSINESS..............................  S-30
SELLING STOCKHOLDERS..................  S-42
UNDERWRITING..........................  S-44
NOTICE TO CANADIAN RESIDENTS..........  S-47
WHERE YOU CAN FIND MORE INFORMATION...  S-48
VALIDITY OF SECURITIES................  S-48
INDEPENDENT AUDITORS..................  S-48

                                        Page
                                        ----
              PROSPECTUS
ABOUT THIS PROSPECTUS.................     1
WHERE YOU CAN FIND MORE INFORMATION...     1
FORWARD-LOOKING STATEMENTS............     3
CITADEL COMMUNICATIONS CORPORATION....     3
RISK FACTORS..........................     4
USE OF PROCEEDS.......................     4
RATIO OF EARNINGS TO COMBINED FIXED
  CHARGES AND PREFERRED STOCK
  DIVIDENDS...........................     5
HOLDING COMPANY STRUCTURE AND SECURED
  CLAIMS..............................     6
DESCRIPTION OF THE CITADEL
  COMMUNICATIONS COMMON STOCK.........     6
DESCRIPTION OF THE PREFERRED STOCK AND
  THE DEPOSITARY SHARES REPRESENTING
  FRACTIONAL SHARES OF PREFERRED
  STOCK...............................    11
SELLING STOCKHOLDERS..................    17
PLAN OF DISTRIBUTION..................    19
VALIDITY OF THE SECURITIES............    20
INDEPENDENT AUDITORS..................    20

                               ------------------

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE ELSE TO PROVIDE YOU WITH DIFFERENT INFORMATION. THIS DOCUMENT MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS DOCUMENT MAY ONLY BE ACCURATE AS OF THE DATE OF THIS DOCUMENT.

                           FORWARD-LOOKING STATEMENTS

     This prospectus supplement, the accompanying prospectus and the documents incorporated herein by reference include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business. The words "believes," "may," "will," "estimates," "continues," "anticipates," "intends," "expects" and similar words are intended to identify forward-looking statements. Our forward-looking statements are subject to risks, uncertainties and assumptions including, among other things:

      --  the realization of our business strategy,

      -- general economic and business conditions, both nationally and in our markets,

      -- our expectations and estimates concerning future financial performance, financing plans and the impact of competition,

      --  anticipated trends in our industry,

      -- the impact of current or pending legislation and regulation and antitrust considerations, and

      -- other risk factors discussed in the "Risk Factors" section of this prospectus supplement.

     We undertake no obligation to publicly update or revise any forward-looking statements because of new information, future events or otherwise. In light of these risks and uncertainties, the forward-looking events and circumstances discussed might not transpire.

                                    SUMMARY

     The following summary contains a general discussion of our business, this offering and our summary financial information. We encourage you to read this entire prospectus supplement and the accompanying prospectus for a more complete understanding of our company and this offering. Unless otherwise indicated, all information in this prospectus supplement assumes that the underwriters' over-allotment option will not be exercised. Our subsidiary, Citadel Broadcasting Company, owns and operates our radio stations. Unless the context otherwise requires, references in this prospectus supplement to Citadel Communications and the terms "we," "our" and "us" include Citadel Broadcasting.

                                  OUR BUSINESS

     We are a radio broadcaster in the United States that focuses primarily on acquiring, developing and operating radio stations in mid-sized markets. After we complete our pending transactions, we will own or operate 137 FM and 61 AM radio stations in 42 mid-sized markets, including clusters of four or more stations in 31 markets.

OPERATING STRATEGY

     Our operating strategy focuses on maximizing our radio stations' appeal to advertisers, and consequently our revenue and cash flow. In order to achieve these goals, we:

      -- seek to secure and maintain a leadership position in the markets we serve by owning multiple stations in those markets,

      -- coordinate programming, promotional and selling strategies among each group of local stations,

      -- seek to maximize our share of local advertising revenue in each of our markets through aggressive sales and marketing initiatives,

      -- combine extensive market research with an assessment of our competitors' vulnerabilities in order to identify significant and sustainable target audiences and to tailor the programming, marketing and promotion of each of our stations to maximize its appeal to its target audience, and

      -- decentralize much of our operations as we believe that radio is primarily a local business and that much of its success is the result of the efforts of regional and local management and staff.

ACQUISITION STRATEGY

     Our acquisition strategy is to expand within our existing markets and into additional mid-sized markets where we believe we can effectively use our operating strategies. After we enter a market, we seek to acquire additional stations which, when integrated with our existing operations, allow us to reach a wider range of demographic groups that appeal to advertisers, increase revenue and achieve substantial cost savings.

     We expect to continue to identify and pursue acquisition opportunities to complement and expand our station portfolio. Although we have identified further acquisition opportunities, we cannot assure you that we will be able to reach agreement with the identified candidates, identify other suitable and available acquisition opportunities or complete any such acquisition opportunities.

                 OUR PENDING TRANSACTIONS AND STATION PORTFOLIO

     We have a national presence, and our portfolio of stations is diversified in terms of format and target demographics, as well as geographic location. This diversity reduces our reliance upon the performance of any single station and helps insulate us from downturns in specific markets and changes in format preferences.

     Pending Transactions. We have entered into agreements to purchase a total of 51 FM and 26 AM radio stations serving 24 markets in 13 states, as well as the right to operate an additional FM radio station in one such market. The aggregate purchase price for these stations and related assets is approximately $531.2 million in cash, 200,000 shares of our common stock valued at approximately $10.1 million, based on the closing price of our common stock on December 2, 1999, and one FM radio station in each of Albuquerque, New Mexico and Binghamton, New York. Under certain circumstances, our common stock may not be delivered as a portion of the aggregate purchase price, and, in that event, approximately $10.1 million in cash will be substituted for our common stock.

     Station Portfolio. If all of our pending transactions are completed, we will own 135 FM and 61 AM radio stations in 42 mid-sized markets, operate two additional FM radio stations and have the right to begin operating a newly constructed FM radio station.

                        OUR PRINCIPAL EXECUTIVE OFFICES

     Our principal executive offices are located at City Center West, Suite 400, 7201 West Lake Mead Boulevard, Las Vegas, Nevada 89128, and our telephone number is (702) 804-5200.

                                  THE OFFERING

     The following information is based on 32,003,417 shares outstanding at February 7, 2000. This number excludes 3,585,214 shares of common stock issuable upon the exercise of stock options outstanding as of February 7, 2000 at a weighted average exercise price of $19.54 per share, of which only 1,000,797 options to purchase shares were vested. It also excludes a total of 908,792 additional shares reserved for issuance under our 1996 Equity Incentive Plan.

Common stock offered..........    4,750,000 shares

Common stock to be outstanding
after this offering...........   36,753,417 shares

Use of proceeds...............   We intend to use the net proceeds from our sale
                                 of shares in this offering to:

                                   -- repay a portion of indebtedness currently outstanding under Citadel Broadcasting's credit facility, and

                                   -- pay a portion of the total purchase price of our pending acquisitions.

                                 See the "Use of Proceeds" section of this prospectus supplement for additional information.

Nasdaq National Market
symbol........................   CITC

                       SUMMARY HISTORICAL FINANCIAL DATA

     Our summary historical financial data presented below as of and for each of the years ended December 31, 1996, 1997 and 1998 are derived from our consolidated financial statements. These consolidated financial statements have been audited by KPMG LLP, independent certified public accountants. Our summary historical financial data presented below as of September 30, 1999 and for the nine months ended September 30, 1998 and 1999 are derived from our unaudited consolidated financial statements. In our opinion, these unaudited consolidated financial statements contain all necessary adjustments of a normal recurring nature to present the financial statements in accordance with generally accepted accounting principles. Our consolidated financial statements as of December 31, 1996, 1997 and 1998 and for each of the years in the three-year period ended December 31, 1998 and the independent auditors report on those financial statements, as well as unaudited financial statements as of September 30, 1999 and for the nine months ended September 30, 1998 and 1999, are incorporated by reference in the accompanying prospectus. Our financial results are not comparable from year to year because we acquired and sold various radio stations.

     As you review the information contained in the following table, you should note the following:

      -- The performance of a radio station group is customarily measured by its ability to generate broadcast cash flow. The two components of broadcast cash flow are gross revenue, net of agency commissions, and operating expenses, excluding depreciation and amortization, corporate general and administrative expenses and non-cash and non-recurring charges. Broadcast cash flow assists in comparing performance on a consistent basis across companies without regard to depreciation and amortization, which can vary significantly depending on accounting methods, particularly when acquisitions are involved,

      -- EBITDA consists of operating income or loss before depreciation and amortization, and

      -- after-tax cash flow consists of net income or loss before extraordinary items less preferred dividends and the amount of deferred tax benefit plus depreciation and amortization.

     Although broadcast cash flow, EBITDA and after-tax cash flow are not measures of performance calculated in accordance with generally accepted accounting principles, we believe that they are useful to an investor in evaluating our company because they are measures widely used in the broadcasting industry to evaluate a radio company's operating performance. However, you should not consider broadcast cash flow, EBITDA and after-tax cash flow in isolation or as substitutes for net income, cash flows from operating activities and other income or cash flow statement data prepared in accordance with generally accepted accounting principles as a measure of liquidity or profitability.

     You should read the summary historical financial data presented below together with, and it is qualified by reference to, our Consolidated Financial Statements and related notes, which are incorporated by reference in the accompanying prospectus, and the information contained in the "Selected Historical Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections included elsewhere in this prospectus supplement.

                                                                                   NINE MONTHS ENDED
                                              YEAR ENDED DECEMBER 31,                SEPTEMBER 30,
                                       -------------------------------------    ------------------------
                                          1996         1997         1998           1998         1999
                                       ----------   ----------   -----------    ----------   -----------
                                          (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AND SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
Net broadcasting revenue.............  $   45,413   $   89,803   $   135,426    $   98,821   $   126,521
Station operating expenses...........      33,232       65,245        93,485        69,412        85,124
Depreciation and amortization........       5,189       14,661        26,414        20,005        25,589
Corporate general and
  administrative.....................       3,248        3,530         4,369         3,351         4,921
                                       ----------   ----------   -----------    ----------   -----------
Operating income.....................       3,744        6,367        11,158         6,053        10,887
Interest expense.....................       6,155       12,872        18,126        13,590        17,502
Other (income) expense, net..........        (414)        (451)       (1,651)          (94)       (1,187)
                                       ----------   ----------   -----------    ----------   -----------
Income (loss) before income taxes and
  extraordinary item.................      (1,997)      (6,054)       (5,317)       (7,443)       (5,428)
Current tax expense..................          --           --           420           196           442
Deferred tax benefit.................          --         (770)       (1,806)       (1,359)       (1,818)
                                       ----------   ----------   -----------    ----------   -----------
Income (loss) before extraordinary
  item...............................      (1,997)      (5,284)       (3,931)       (6,280)       (4,052)
Extraordinary loss...................      (1,769)          --            --            --            --
                                       ----------   ----------   -----------    ----------   -----------
Net income (loss)....................      (3,766)      (5,284)       (3,931)       (6,280)       (4,052)
Dividend requirement for exchangeable
  preferred stock....................          --        6,633        14,586        10,823        11,322
                                       ----------   ----------   -----------    ----------   -----------
Net loss applicable to common
  shares.............................  $   (3,766)  $  (11,917)  $   (18,517)   $  (17,103)  $   (15,374)
                                       ==========   ==========   ===========    ==========   ===========
Net loss per common share............  $    (1.18)  $    (3.72)  $     (1.51)   $    (2.22)  $     (0.55)
Shares used in per share
  calculation........................   3,196,551    3,199,467    12,297,588     7,690,114    27,871,316
OTHER DATA:
Broadcast cash flow..................  $   12,181   $   24,558   $    41,941    $   29,409   $    41,397
EBITDA...............................       8,933       21,028        37,572        26,058        36,476
After-tax cash flow..................       3,192        1,974         6,091         1,543         8,397
Net cash provided by (used in):
  Operating activities...............      (1,081)       5,651        13,538         3,946         7,337
  Investing activities...............     (61,124)    (212,253)      (45,812)      (39,350)     (246,831)
  Financing activities...............      62,788      212,699       127,430        35,126       145,450
Capital expenditures.................       2,041        2,070         4,512         1,747        15,938

                                                                DECEMBER 31,
                                                       ------------------------------   SEPTEMBER 30,
                                                         1996       1997       1998         1999
                                                       --------   --------   --------   -------------
                                                                   (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents............................  $  1,588   $  7,685   $102,842     $  8,798
Working capital (deficiency).........................    (4,195)    22,594    149,601       70,790
Intangible assets, net...............................    51,802    268,690    268,790      480,431
  Total assets.......................................   102,315    344,172    472,261      639,529
Long-term debt (including current portion)...........    90,714    189,699    211,419      271,580
Exchangeable preferred stock.........................        --    102,010    116,775       82,526
Shareholders' equity.................................     6,070     16,132    103,963      223,438

               PRELIMINARY FOURTH QUARTER 1999 FINANCIAL RESULTS

     Our unaudited consolidated net revenue for the three-month and one-year periods ended December 31, 1999 was approximately $55.5 million and $178.5 million, respectively, as compared to unaudited consolidated net revenue of $35.6 million and $133.3 million, respectively, for the corresponding periods of 1998. Unaudited broadcast cash flow was approximately $21.1 million and $63.3 million, respectively, for the three-month and one-year periods ended December 31, 1999, as compared to unaudited broadcast cash flow of $12.3 million and $41.4 million for the corresponding periods of 1998. The foregoing data exclude results of operations of our internet service provider business, which is being treated as discontinued operations.

     These preliminary estimated results of operations, which have not been audited by our independent certified public accountants, reflect, in our opinion, all material adjustments (consisting only of normal recurring adjustments) necessary to present fairly the results of operations for such periods. We will announce additional information regarding our results of operations for the three-month and one-year periods ended December 31, 1999 upon completion of the audit procedures presently being conducted by our independent certified public accountants.

                                  RISK FACTORS

     Investing in our common stock involves risks. You should carefully consider the following factors and other information in this prospectus supplement and the accompanying prospectus (including the information incorporated by reference) before deciding to invest in our common stock. These risks and uncertainties are not the only ones facing us or which may adversely affect our business. Any of the following risks could have a material adverse effect on our business, financial condition or results of operations or on the value of our common stock.

     SUBSTANTIAL INDEBTEDNESS--OUR DEBT SERVICE CONSUMES A SUBSTANTIAL PORTION OF THE CASH WE GENERATE AND REDUCES THE CASH AVAILABLE TO INVEST IN OUR OPERATIONS.

     We have a significant amount of indebtedness. Our large amount of debt could significantly impact our business because, among other things, it:

      -- requires us to dedicate a substantial portion of our operating cash flow to pay interest expense, which reduces funds available for operations, future business opportunities and other purposes,

      -- limits our ability to obtain additional financing, if we need it, for working capital, capital expenditures, acquisitions, debt service requirements or other purposes,

      -- inhibits our ability to compete with competitors who are less leveraged than we are, and

      -- restrains our ability to react to changing market conditions, changes in our industry and economic downturns.

     As of September 30, 1999, on a pro forma basis after giving effect to the radio station acquisitions and dispositions we completed since September 30, 1999, substantially all of our pending acquisitions and this offering of our common stock and the use of estimated net proceeds we receive from this offering as if they had occurred on September 30, 1999, we would have had:

      -- outstanding total debt of approximately $612.2 million, excluding the discount on Citadel Broadcasting's 10 1/4% Senior Subordinated Notes due 2007 and its 9 1/4% Senior Subordinated Notes due 2008,

      -- Citadel Broadcasting's 13 1/4% Exchangeable Preferred Stock with an aggregate liquidation preference of approximately $82.5 million, and

      --  shareholders' equity of approximately $467.3 million.

     For more information about our indebtedness, see the "Management's Discussion and Analysis of Financial Condition and Results of Operation" section in this prospectus supplement under the heading "Liquidity and Capital Resources" and the description of Citadel Broadcasting's credit facility in our Current Report on Form 8-K filed with the SEC on January 6, 2000.

     ABILITY TO SERVICE DEBT--IN ORDER TO SERVICE OUR DEBT, WE REQUIRE A SIGNIFICANT AMOUNT OF CASH. HOWEVER, OUR ABILITY TO GENERATE CASH DEPENDS ON MANY FACTORS WHICH ARE BEYOND OUR CONTROL.

     Prevailing economic conditions and financial, business and other factors, many of which are beyond our control, will affect our ability to satisfy our debt obligations. If in the future we cannot generate sufficient cash flow from operations to meet our obligations, we may need to refinance our debt, obtain additional financing, delay planned acquisitions and capital expenditures or sell assets. Any of these actions could adversely affect the value of our common stock. We cannot assure you that we will generate sufficient cash flow or be able to obtain sufficient funding to satisfy our debt service requirements.

RESTRICTIONS IMPOSED ON US BY OUR DEBT INSTRUMENTS--OUR EXISTING DEBT INSTRUMENTS CONTAIN RESTRICTIONS AND LIMITATIONS WHICH COULD SIGNIFICANTLY IMPACT OUR ABILITY TO OPERATE OUR BUSINESS AND THE VALUE OF OUR COMMON STOCK.

     The covenants in Citadel Broadcasting's credit facility and the agreements governing its other outstanding debt and preferred stock restrict, among other things, Citadel Broadcasting's ability to incur additional debt, make particular types of investments or other restricted payments, swap or sell assets or merge or consolidate. A breach of any of the covenants contained in the credit facility could allow the lenders to declare all amounts outstanding under the credit facility to be immediately due and payable. In addition, the lenders under the credit facility could proceed against the collateral granted to them to secure that indebtedness. We have pledged the outstanding shares of common stock of Citadel Broadcasting owned by us to secure our guarantee of the credit facility. If the amounts outstanding under the credit facility are accelerated, we cannot assure you that our assets will be sufficient to repay amounts due under the credit facility and other outstanding debt obligations.

     The credit facility requires Citadel Broadcasting to obtain its banks' consent before making capital expenditures that exceed the amount permitted by the credit facility and before making acquisitions that do not meet applicable tests under the credit facility. The credit facility also requires Citadel Broadcasting to maintain specific financial ratios and satisfy financial condition tests. Events beyond our control could affect Citadel Broadcasting's ability to meet those financial ratios and condition tests, and we cannot assure you that it will do so.

     The indentures governing Citadel Broadcasting's 9 1/4% notes and 10 1/4% notes and Citadel Broadcasting's credit facility restrict, with certain exceptions, Citadel Broadcasting's ability to pay dividends on or to repurchase, redeem or otherwise acquire any shares of its capital stock. In the event that, after July 1, 2002, cash dividends on Citadel Broadcasting's exchangeable preferred stock are in arrears and unpaid for two or more semi-annual dividend periods, whether or not consecutive, holders of the exchangeable preferred stock will be entitled to elect two directors of Citadel Broadcasting. This right to elect directors could limit our control over Citadel Broadcasting, and could adversely affect the value of our common stock.

     For more information about our indebtedness, see the "Management's Discussion and Analysis of Financial Condition and Results of Operation" section in this prospectus supplement under the heading "Liquidity and Capital Resources" and the description of Citadel Broadcasting's credit facility in our Current Report on Form 8-K filed with the SEC on January 6, 2000.

HISTORY OF NET LOSSES--WE HAVE A HISTORY OF NET LOSSES WHICH WE EXPECT TO CONTINUE THROUGH AT LEAST 2000.

     We had net losses of $3.9 million for the year ended December 31, 1998 and $4.1 million for the nine months ended September 30, 1999. The primary reasons for these losses are significant charges for depreciation and amortization relating to the acquisition of radio stations and interest charges on our outstanding debt. If we acquire additional stations, these charges will probably increase. We expect to continue to experience net losses through at least 2000.

LIMITATIONS ON ACQUISITION STRATEGY--OUR STRATEGY TO EXPAND OUR BUSINESS AND INCREASE REVENUE THROUGH ACQUISITIONS MAY FAIL DUE TO A NUMBER OF RISKS INVOLVED IN IMPLEMENTING THIS STRATEGY.

     We intend to grow by acquiring radio stations primarily in mid-sized markets. However, our acquisition strategy may not increase our cash flow or yield other anticipated benefits because this strategy is subject to a number of risks, including:

      -- failure or unanticipated delays in completing acquisitions due to difficulties in obtaining regulatory approval,

      -- failure of certain of our acquisitions to prove profitable or for the station or stations acquired to generate cash flow,

      -- difficulty in integrating the operations, systems and management of our acquired stations,

      --  diversion of management's attention from other business concerns,

      --  loss of key employees of acquired stations,

      -- increases in prices for radio stations due to increased competition for acquisition opportunities, and

      -- inability to obtain any required financing for acquisitions on terms favorable to us or at all.

     In addition, Citadel Broadcasting's credit facility permits Citadel Broadcasting to make acquisitions of radio stations without the consent of its banks under the credit facility only if Citadel Broadcasting maintains the financial ratios and financial condition tests specified in the credit facility. Consequently, we may experience difficulties in pursuing our acquisition strategy.

POTENTIAL DIFFICULTIES IN COMPLETING PENDING AND FUTURE TRANSACTIONS DUE TO GOVERNMENTAL REVIEW--ANTITRUST LAW AND OTHER REGULATORY CONSIDERATIONS COULD PREVENT OR DELAY OUR STRATEGY TO EXPAND OUR BUSINESS AND INCREASE REVENUE.

     The completion of several of our pending transactions is, and future transactions we may consider will likely be, subject to the notification filing requirements, applicable waiting periods and possible review by the United States Department of Justice or the Federal Trade Commission under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. All of our pending and future radio station acquisitions and dispositions will be subject to the license transfer approval process of the Federal Communications Commission. Review by the Department of Justice or the Federal Trade Commission may cause delays in completing transactions and, in some cases, result in attempts by these agencies to prevent completion of transactions or negotiate modifications to the proposed terms. Review by the FCC, particularly review of concentration of market revenue share, may also cause delays in completing transactions. Any delay, prohibition or modification could adversely affect the terms of a proposed transaction or could require us to abandon an otherwise attractive opportunity. The closing of our pending acquisition of one AM radio station serving the Salt Lake City market may be delayed because a petition to deny the transfer of the broadcast license has been filed with the FCC. Action on FCC license assignment applications relating to four of our pending acquisitions may be delayed by the FCC's analysis of market revenue share in each of Binghamton, Syracuse and Ithaca, New York; Albuquerque, New Mexico; Augusta, Maine; and Lafayette, Louisiana and in Providence, Rhode Island given its proximity to New Bedford, Massachusetts. The closing of our pending acquisition of radio stations in Lansing, Saginaw/Bay City and Flint, Michigan may be delayed in response to an informal inquiry from the Department of Justice relating to Saginaw/Bay City. For a discussion of one antitrust proceeding in which we are currently involved see the next risk factor relating to the importance of certain markets.

IMPORTANCE OF CERTAIN MARKETS--A DOWNTURN IN ANY OF OUR KEY MARKETS COULD ADVERSELY AFFECT OUR REVENUE AND CASH FLOW.

     The performance of our radio stations in the Albuquerque, Providence, Salt Lake City, Little Rock and Modesto markets is particularly important for our financial well-being. A significant decline in net broadcasting revenue from our stations in any of these markets could have a material adverse effect on our operations and financial condition. To illustrate, on an actual and a pro forma basis, after giving effect to a substantial majority of the radio station acquisitions and dispositions we completed since January 1, 1998, as if they had occurred on January 1, 1998, our radio stations in these markets would have generated the following percentages of our total net broadcasting revenue and broadcast cash flow in 1998:

                                                % OF NET               % OF BROADCAST
                                          BROADCASTING REVENUE            CASH FLOW
                                          ---------------------      -------------------
                 MARKET                   ACTUAL     PRO FORMA       ACTUAL    PRO FORMA
                 ------                   -------    ----------      ------    ---------
Albuquerque, NM.........................   15.1%         7.7%         18.3%       9.2%
Providence, RI..........................   11.6          5.9          15.2        7.6
Salt Lake City, UT......................   11.3          5.8          11.6        5.8
Little Rock, AR.........................    7.3          4.0           7.5        4.1
Modesto, CA.............................    7.0          3.6          10.5        5.3

     In 1996, we received a civil investigative demand from the Department of Justice concerning our acquisition of all of the assets of KRST-FM in Albuquerque, New Mexico on October 9, 1996. The demand requested written answers to interrogatories and the production of documents concerning the radio station market in Albuquerque, in general, and the KRST acquisition, in particular, to enable the Department of Justice to determine, among other things, whether the KRST acquisition would result in excessive concentration in the market. We responded to the demand. The Department of Justice requested supplemental information in 1997, to which request we also responded. This matter remains open. If the Department of Justice were to proceed with and successfully challenge the KRST acquisition, we may be required to divest one or more radio stations in Albuquerque.

IMPACT OF THE YEAR 2000 PROBLEM--THE YEAR 2000 PROBLEM COULD SIGNIFICANTLY DISRUPT OUR OPERATIONS, CAUSING A DECLINE IN CASH FLOW AND REVENUE AND OTHER DIFFICULTIES.

     We are in the process of monitoring potential risks to our business related to the year 2000 problem, which may persist for some time following January 1, 2000. For example, the year 2000 is a leap year, which could cause problems for computer hardware and software. Although we believe that our critical systems are year 2000 ready, we cannot assure you that this is the case. If we experience significant problems as a result of the year 2000 problem, our operations, revenue, cash flow and other important aspects of our business and financial well-being may be adversely affected.

     We believe that our greatest potential year 2000 risk is that third parties with whom we deal will fail to be year 2000 ready. For example, our operations and revenue may be adversely affected if our programming suppliers or key advertisers experience significant disruptions in their businesses because of the year 2000 problem.

     For more information concerning the year 2000 problem and its potential impact on our business, see the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section in this prospectus supplement under the heading "Liquidity and Capital Resources."

SIGNIFICANT COMPETITION IN OUR INDUSTRY--BECAUSE THE RADIO BROADCASTING INDUSTRY IS HIGHLY COMPETITIVE, WE MAY LOSE AUDIENCE SHARE AND ADVERTISING REVENUE.

     Our radio stations face heavy competition from other radio stations in each market for audience share and advertising revenue. We also compete with other media such as television, newspapers, direct mail and outdoor advertising for advertising revenue. A decrease in either audience share or advertising revenue could result in decreased cash flow, which could impair our ability to, among other things, service our debt obligations, and which could adversely affect the value of our common stock. The radio broadcasting industry is also facing competition from new media technologies that are being developed such as the following:

      -- audio programming by cable television systems, direct broadcasting satellite systems and other digital audio broadcasting formats,

      -- satellite-delivered digital audio radio service, which could result in the introduction of several new satellite radio services with sound quality equivalent to that of compact discs, and

      -- in-band-on-channel digital radio, which could provide digital radio services in the same frequency range currently occupied by traditional AM and FM radio services.

     We cannot predict either the extent to which such competition will materialize or, if such competition materializes, the extent of its effect on our business. The Internet has also created a new form of competition.

EXTENSIVE REGULATION OF OUR INDUSTRY--THE FCC'S EXTENSIVE REGULATION OF THE RADIO BROADCASTING INDUSTRY LIMITS OUR ABILITY TO OWN AND OPERATE RADIO STATIONS AND OTHER MEDIA OUTLETS.

     Licenses. The radio broadcasting industry is subject to extensive regulation by the FCC under the Communications Act of 1934, as amended. Issuance, renewal or transfer of radio broadcast station operating licenses requires FCC approval, and we cannot operate our radio stations without FCC licenses. Our failure to renew any of our licenses could prevent us from operating the affected station and generating revenue from it. If the FCC decides to include conditions or qualifications in any of our licenses, we may be limited in the manner in which we may operate the affected station.

     For a discussion of radio licensing, see the "Business" section of this prospectus supplement under the heading "Federal Regulation of Radio Broadcasting" and the subheading "License Grant and Renewal."

     Ownership. The Communications Act and FCC rules impose specific limits on the number of stations and other media outlets an entity can own in a single market. The FCC attributes interests held by, among others, an entity's officers, directors and stockholders to that entity for purposes of applying these ownership limitations. The existing ownership rules or proposed new rules could affect our acquisition strategy because they may prevent us from acquiring additional stations in a particular market. We may also be prevented from engaging in a swap transaction if the swap would cause the other company to violate these rules.

     For a more detailed discussion of these ownership limitations and their impact on our business, see the "Business" section of this prospectus supplement under the heading "Federal Regulation of Radio Broadcasting" under the subheading "Ownership Matters."

CONCENTRATION OF OWNERSHIP--ONE OF OUR STOCKHOLDERS BENEFICIALLY OWNS, AND A VOTING TRUSTEE HAS THE POWER TO VOTE THE SHARES REPRESENTING, A SUBSTANTIAL AMOUNT OF OUR COMMON STOCK. THIS CONCENTRATION OF OWNERSHIP CAN SIGNIFICANTLY AFFECT MATTERS REQUIRING A SHAREHOLDER VOTE.

     Immediately following the completion of this offering, ABRY Broadcast Partners II, L.P. will beneficially own approximately 9.1% of our common stock. A voting trust has been established under which the voting trustee has the sole power to vote these shares. This concentration of ownership will mean that the voting trustee will have the ability to significantly affect matters that require a stockholder vote.

POTENTIAL ANTI-TAKEOVER EFFECTS--PROVISIONS OF NEVADA LAW AND FEDERAL REGULATIONS AND IN OUR ORGANIZATIONAL DOCUMENTS MAY DISCOURAGE FUTURE TAKEOVER ATTEMPTS.

     Nevada statutes, provisions of our Certificate of Incorporation and Bylaws and FCC regulations may hinder, delay or defer a change in control of Citadel Communications and therefore, may have an anti-takeover effect, as more fully described in the "Description of the Citadel Communications Common Stock" section of the accompanying prospectus under the heading "Certain Anti-Takeover Effects." This could adversely impact prevailing market prices for our common stock and could preclude a transaction in which you otherwise could receive a substantial premium for your shares of common stock over then-current market prices.

FUTURE SALES OF COMMON STOCK--FUTURE SALES OF OUR COMMON STOCK COULD ADVERSELY AFFECT ITS MARKET PRICE.

     The market price for our common stock could fall substantially if our stockholders who are our affiliates, as defined in Rule 144 of the Securities Act, or who hold restricted shares of common stock sell large amounts of our common stock in the public market following this offering. These sales, or the possibility that these sales may occur, could make it more difficult for us to sell equity or equity related securities in the future. These sales in the public market are limited by restrictions under federal securities law and by lock-up agreements that we, our directors and officers and some of our existing stockholders have entered or will enter into with the underwriters. With some exceptions, the lock-up agreements restrict us, our directors and officers and some of our existing stockholders from selling or otherwise disposing of any shares of our common stock for a period of 90 days (30 days in the case of certain of our stockholders who are not selling stockholders) after the date of this prospectus supplement without the prior written consent of Credit Suisse First Boston Corporation, which may, in its sole discretion and without notice, release all or any portion of the shares from the restrictions in the lock-up agreements.

     As of February 7, 2000, we had 32,003,417 outstanding shares of common stock. Of these shares, 6,100,983 are held by affiliates or are restricted shares, not including those shares to be sold by the selling stockholders in this offering, and will become eligible for sale in the public market as shown in the following table:

NUMBER OF
 SHARES                        DATE ELIGIBLE FOR PUBLIC RESALE
---------            ----------------------------------------------------
 406,599             Date of this prospectus supplement
3,700,676            30 days after the date of this prospectus supplement
1,993,708            90 days after the date of this prospectus supplement

     Any shares that may be purchased in this offering by our affiliates will be subject to the volume and other selling limitations under Rule 144 of the Securities Act. Substantially, all of the shares eligible for sale on the 30th day and 90th day after the date of this prospectus supplement will be subject initially to volume and other limitations under Rule 144.

     As of February 7, 2000, 3,585,214 shares of our common stock are subject to options we have granted to our employees and consultants. As of February 7, 2000, outstanding options to purchase 1,000,797 shares were vested.

                                USE OF PROCEEDS

     The net proceeds to Citadel Communications from this offering are estimated to be approximately $234.1 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds we receive from this offering as set forth below. Pending these uses, we intend to invest the net proceeds in short-term, investment grade, interest-bearing securities.

                                                                 AMOUNT
                                                              -------------
                                                              (IN MILLIONS)
SOURCES:
  Net proceeds from this offering...........................     $234.1
  Proceeds from sale of radio stations in November 1999.....       26.0
  Borrowings under Citadel Broadcasting's credit facility...      277.6
  Cash and cash equivalents.................................        2.1
                                                                 ------
          Total.............................................     $539.8
                                                                 ======
USES:
  Repayment of a portion of the indebtedness currently
     outstanding
     under Citadel Broadcasting's credit facility...........     $  9.6
  Aggregate cash purchase price for our pending
     acquisitions...........................................      530.2
                                                                 ------
          Total.............................................     $539.8
                                                                 ======

     As of February 7, 2000, $129.6 million was outstanding under Citadel Broadcasting's credit facility. This amount excludes $35.4 million of letters of credit issued and outstanding under the credit facility. For the twelve-month period ended January 31, 2000, the weighted average interest rate under Citadel Broadcasting's credit facilities was approximately 7.6%. Subject to certain mandatory prepayments of amounts outstanding under the credit facility, the balance of any amounts outstanding would be due March 31, 2007. Amounts outstanding under the credit facility have been used to repay amounts borrowed under a prior credit facility and for related expenses and for acquisitions and working capital purposes. Amounts borrowed under the prior credit facility were used for acquisitions and working capital purposes. Following application of the proceeds we receive in this offering, approximately $280.0 million will be available for borrowing under Citadel Broadcasting's credit facility. We expect to borrow approximately $277.6 million of this amount to complete our pending acquisitions.

     The following is a brief discussion of each of our 11 pending transactions for which the proceeds we receive from this offering may be used:

      -- On October 5, 1999, we entered into an asset purchase agreement to acquire one AM radio station serving the Salt Lake City, Utah market, including the related tower site, for a purchase price of approximately $0.6 million in cash.

      -- On October 8, 1999, we entered into an exchange agreement to acquire one AM radio station in Binghamton, New York in exchange for one AM radio station in Binghamton, New York owned by us and approximately $0.6 million in cash.

      -- On October 27, 1999, we entered into an asset purchase agreement to acquire 23 FM and 13 AM radio stations in Buffalo, Syracuse and Ithaca, New York; Atlantic City, New Jersey; Tyler/ Longview, Texas; Monroe, Louisiana; New London, Connecticut; New Bedford, Massachusetts; and Augusta/Waterville, Presque Isle and Dennsyville/Calais, Maine, as well as the right to operate an additional FM radio station in Atlantic City under a program service and time brokerage agreement. The aggregate purchase price is approximately $190.0 million in cash. The stations indicated include one AM radio station in Buffalo that an affiliate of the seller has entered into an agreement to purchase. If this transaction has not been completed prior to our acquisition, we will be assigned the rights under the purchase agreement.

      -- On November 16, 1999, we entered into an asset purchase agreement to acquire two FM and two AM radio stations in Lafayette, Louisiana for the purchase price of approximately $8.5 million in cash.

      -- On November 16, 1999, we entered into an asset purchase agreement to acquire one AM radio station in Albuquerque, New Mexico in exchange for one AM radio station in Albuquerque owned by us and approximately $5.4 million in cash, of which $1.0 million has been paid in advance.

      -- On December 3, 1999, we entered into two asset purchase agreements to acquire a total of two FM radio stations serving the Worcester, Massachusetts market for an aggregate purchase price of approximately $24.5 million in cash. We expect to close the first of these two transactions prior to receipt of a final order from the FCC. Until the order becomes final, third parties may file a request for reconsideration or judicial review or the FCC may reconsider the grant on its own motion. Such action could expose us to a modification or set aside of the initial approval. There can be no assurance that a modification or set aside will not occur.

      -- On December 3, 1999, we entered into an asset purchase agreement to acquire four FM and two AM radio stations serving the Lansing, Michigan market, two FM stations serving the Saginaw/Bay City, Michigan market and one FM radio station serving the Flint, Michigan market. The aggregate purchase price is approximately $120.5 million, consisting of 200,000 shares of our common stock valued at $50.375 per share, based on the closing share price of the common stock on December 2, 1999, and approximately $110.4 million in cash. However, if the value of the common stock at the time of closing, based on the 20-day average closing sale price per share prior to closing, is less than $45.3375 (90% of the value on December 2, 1999), then no common stock will be issued and the purchase price will be paid entirely in cash. For purposes of this "Use of Proceeds" section, we assume that shares of our common stock will be issued.

      -- On December 21, 1999 we entered into an asset purchase agreement to acquire one FM radio station serving the Worcester, Massachusetts market for the purchase price of approximately $14.3 million in cash.

      -- On January 23, 2000, we entered into a stock purchase agreement with Bloomington Broadcasting Holdings, Inc. and its stockholders to purchase all of the issued and outstanding capital stock of Bloomington Broadcasting Holdings. Through its subsidiaries, Bloomington Broadcasting Holdings is expected to own and operate at closing 13 FM and seven AM radio stations serving the Grand Rapids, Michigan; Columbia, South Carolina; Chattanooga, Tennessee; Johnson City/Kingsport/Bristol, Tennessee; and Bloomington, Illinois markets for the aggregate purchase price of approximately $176.0 million in cash. This amount includes repayment of indebtedness of Bloomington Broadcasting Holdings that may be outstanding at the time of closing and a deferred obligation relating to a recent radio station purchase by Bloomington Broadcasting Holdings. Certain purchase price adjustments may also be made at closing. The stations indicated include one AM radio station serving the Johnson City/Kingsport/Bristol market that Bloomington Broadcasting Holdings has entered into an agreement to purchase. If this transaction has not been completed prior to completion of our acquisition of Bloomington Broadcasting Holdings, we will be assigned the rights under the purchase agreement.

      -- On January 31, 2000, we entered into an asset purchase agreement to acquire one FM radio station and one AM radio station serving the Worcester, Massachusetts market for the purchase price of approximately $0.9 million.

     We may need to change the use of proceeds set forth above in the event that our pending acquisitions indicated above do not close. The completion of each of these pending acquisitions is subject to conditions. If a sufficient number of our pending acquisitions do not close, we will likely use the excess proceeds from this offering to fund future acquisitions or for working capital and general corporate purposes.

                       MARKET PRICES AND DIVIDEND POLICY

     Our common stock is traded on the Nasdaq National Market under the symbol "CITC." Public trading of our common stock began on July 1, 1998. The following table presents the high and low closing prices per share for our common stock for the periods indicated since July 1, 1998.

1998                                                           HIGH     LOW
----                                                          ------   ------
Quarter Ended September 30..................................  $26.75   $17.75
Quarter Ended December 31...................................  $29.38   $14.88

1999                                                           HIGH     LOW
----                                                          ------   ------
Quarter Ended March 31......................................  $33.25   $22.75
Quarter Ended June 30.......................................  $37.75   $27.50
Quarter Ended September 30..................................  $39.75   $28.88
Quarter Ended December 31...................................  $64.88   $33.25
2000                                                           HIGH     LOW
----                                                          ------   ------
January 1 to February 7.....................................  $59.00   $43.69

     On February 7, 2000, the last reported sale price of our common stock on the Nasdaq National Market was $54.0625. On February 7, 2000, there were 32,003,417 outstanding shares of our common stock and there were 73 record holders of our common stock. However, we believe the number of beneficial owners is significantly greater.

     We have never declared or paid any cash dividends on our common stock. We currently intend to retain earnings to finance the growth and development of our business and do not anticipate declaring or paying cash dividends on our common stock in the foreseeable future. Declaration or payment of future dividends, if any, will be at the discretion of our Board of Directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs and other factors our Board of Directors deems relevant. The terms of the various documents governing Citadel Broadcasting's indebtedness and its exchangeable preferred stock impose significant restrictions on the payment of dividends and the making of loans by Citadel Broadcasting to Citadel Communications. Because Citadel Communications is a holding company, we do not have any other source from which to pay cash dividends on our common stock.

                                 CAPITALIZATION

     The following table sets forth the unaudited capitalization of Citadel Communications as of September 30, 1999 on:

      --  an actual basis,

      -- a pro forma basis to give effect to the transactions we completed since September 30, 1999 and substantially all of our pending transactions as if they had occurred on September 30, 1999, and

      -- a pro forma basis as further adjusted to give effect to this offering and the application of estimated net proceeds we receive from this offering as if they had occurred on September 30, 1999.

Amounts shown for Citadel Broadcasting's 10 1/4% notes, 9 1/4% notes and total long-term debt exclude the discount on the 10 1/4% notes and the 9 1/4% notes. You should read this table in conjunction with our Consolidated Financial Statements and related notes, which are incorporated by reference in the accompanying prospectus, and other information included elsewhere in this prospectus supplement and the accompanying prospectus (including information incorporated by reference).

                                                      SEPTEMBER 30, 1999
                                               ---------------------------------     PRO FORMA
                                                            PRO FORMA FOR OUR       AS FURTHER
                                                          RECENTLY COMPLETED AND   ADJUSTED FOR
                                                ACTUAL     PENDING TRANSACTIONS    THIS OFFERING
                                               --------   ----------------------   -------------
                                                            (DOLLARS IN THOUSANDS)
Long-term debt, including current portion:
  Credit facility............................  $ 57,500         $  626,091(a)       $  391,251
  Other obligations..........................     3,679              4,933               4,933
  10 1/4% notes..............................   101,000            101,000             101,000
  9 1/4% notes...............................   115,000            115,000             115,000
                                               --------         ----------          ----------
Total long-term debt.........................   277,179            847,024             612,184
13 1/4% exchangeable preferred stock.........    82,526             82,526              82,526
Shareholders' equity:
  Common stock...............................        31                 32                  36
  Additional paid-in capital.................   263,483            273,557             507,643
  Deferred compensation......................    (3,329)            (3,329)             (3,329)
  Accumulated deficit........................   (36,735)           (37,085)            (37,085)
  Accumulated other comprehensive loss.......       (12)               (12)                (12)
                                               --------         ----------          ----------
     Total shareholders' equity..............   223,438            233,163             467,253
                                               --------         ----------          ----------
Total capitalization.........................  $583,143         $1,162,713          $1,161,963
                                               ========         ==========          ==========

---------------
(a) Assumes that we would be permitted to borrow this amount under Citadel Broadcasting's credit facility.

                       SELECTED HISTORICAL FINANCIAL DATA

     The selected consolidated historical financial data presented below as of and for each of the years ended December 31, 1994, 1995, 1996, 1997 and 1998 are derived from our consolidated financial statements. These consolidated financial statements have been audited by KPMG LLP, independent certified public accountants. Our selected historical financial data presented below as of September 30, 1999, for the nine months ended September 30, 1998 and 1999 and for each of the three month periods ended March 31, 1997 through September 30, 1999 are derived from our unaudited consolidated financial statements. In our opinion, these unaudited consolidated financial statements contain all necessary adjustments of a normal recurring nature to present the financial statements in accordance with generally accepted accounting principles. Our financial results are not comparable from year to year because of our acquisition and disposition of various radio stations.

     You should read the summary historical financial data presented below together with, and it is qualified by reference to, our Consolidated Financial Statements and related notes, which are incorporated by reference in the accompanying prospectus, and the information contained in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of this prospectus supplement.

     As you review the information contained in the following table with respect to the years ended December 31, 1994 through 1998 and the nine month periods ended September 30, 1998 and 1999, you should note the following:

      -- Interest Expense. Interest expense includes debt issuance costs and debt discount amortization of approximately $287,000, $132,000, $371,000, $441,000 and $717,000 for the years ended December 31, 1994,
          1995, 1996, 1997 and 1998, respectively, and $529,000 and $755,000 for the nine months ended September 30, 1998 and 1999, respectively.

      -- Extraordinary Loss. On October 9, 1996, we repaid our long-term debt of $31.3 million, payable to a financial institution, and our note payable to a related party of $7.0 million. The early retirement of the long-term debt resulted in a $1.8 million extraordinary loss due to prepayment premiums and the write-off of debt issuance costs.

      -- Cash Dividends. We have never declared cash dividends on our common stock.

      -- Net Loss Per Common Share. Basic and diluted net loss per common share are the same for all periods presented due to our net losses.

      --  Other (Income) Expense, Net. Other (income) expense includes gain
          (loss) on sales of radio stations and property and equipment of approximately $620,000, $707,000, $(2,000), $0 and $1,045,000 for the
          years ended December 31, 1994, 1995, 1996, 1997 and 1998,
          respectively, and $(68,000) and $(43,000) for the nine months ended September 30, 1998 and 1999, respectively.

      -- Broadcast Cash Flow, EBITDA and After-tax Cash Flow. The performance of a radio station group is customarily measured by its ability to generate broadcast cash flow. The two components of broadcast cash flow are gross revenue, net of agency commissions, and operating expenses, excluding depreciation and amortization, corporate general and administrative expenses and non-cash and non-recurring charges. Broadcast cash flow assists in comparing performance on a consistent basis across companies without regard to depreciation and amortization, which can vary significantly depending on accounting methods, particularly when acquisitions are involved. EBITDA consists of operating income (loss) before depreciation and amortization. After-tax cash flow consists of net income before extraordinary items less preferred dividends and the amount of the deferred tax benefit plus depreciation and amortization. Although broadcast cash flow, EBITDA and after-tax cash flow are not measures of performance calculated in accordance with generally accepted accounting principles, we believe that they are useful to an investor in evaluating our company because they are measures widely used in the broadcasting industry to evaluate a radio company's operating performance. However, you should not consider broadcast cash flow, EBITDA and after-tax cash flow in isolation or as substitutes for net income, cash flows from operating activities and other income or cash flow statement data prepared in accordance with generally accepted accounting principles as a measure of liquidity or profitability.

                                                                                                    NINE MONTHS ENDED
                                                   YEAR ENDED DECEMBER 31,                            SEPTEMBER 30,
                               ---------------------------------------------------------------   ------------------------
                                  1994         1995         1996         1997         1998          1998         1999
                               ----------   ----------   ----------   ----------   -----------   ----------   -----------
                                               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AND SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
Net broadcasting revenue.....  $   32,998   $   34,112   $   45,413   $   89,803   $   135,426   $   98,821   $   126,521
Station operating expenses...      24,331       26,832       33,232       65,245        93,485       69,412        85,124
Depreciation and
  amortization...............       7,465        4,921        5,189       14,661        26,414       20,005        25,589
Corporate general and
  administrative.............       2,504        2,274        3,248        3,530         4,369        3,351         4,921
                               ----------   ----------   ----------   ----------   -----------   ----------   -----------
Operating income (loss)......      (1,302)          85        3,744        6,367        11,158        6,053        10,887
Interest expense.............       4,866        5,242        6,155       12,872        18,126       13,590        17,502
Other (income) expense,
  net........................        (657)        (781)        (414)        (451)       (1,651)         (94)       (1,187)
                               ----------   ----------   ----------   ----------   -----------   ----------   -----------
Income (loss) before income
  taxes and extraordinary
  item.......................      (5,511)      (4,376)      (1,997)      (6,054)       (5,317)      (7,443)       (5,428)
Current tax expense..........          --           --           --           --           420          196           442
Deferred tax benefit.........          --           --           --         (770)       (1,806)      (1,359)       (1,818)
                               ----------   ----------   ----------   ----------   -----------   ----------   -----------
Income (loss) before
  extraordinary item.........      (5,511)      (4,376)      (1,997)      (5,284)       (3,931)      (6,280)       (4,052)
Extraordinary loss...........          --           --       (1,769)          --            --           --            --
                               ----------   ----------   ----------   ----------   -----------   ----------   -----------
Net income (loss)............      (5,511)      (4,376)      (3,766)      (5,284)       (3,931)      (6,280)       (4,052)
Dividend requirement for
  exchangeable preferred
  stock......................          --           --           --        6,633        14,586       10,823        11,322
                               ----------   ----------   ----------   ----------   -----------   ----------   -----------
Net loss applicable to common
  shares.....................  $   (5,511)  $   (4,376)  $   (3,766)  $  (11,917)  $   (18,517)  $  (17,103)  $   (15,374)
                               ==========   ==========   ==========   ==========   ===========   ==========   ===========
Net loss per common share....  $    (1.82)  $    (1.35)  $    (1.18)  $    (3.72)  $     (1.51)  $    (2.22)  $     (0.55)
Shares used in per share
  calculation................   3,020,844    3,234,996    3,196,551    3,199,467    12,297,588    7,690,114    27,871,316
OTHER DATA:
Broadcast cash flow..........  $    8,667   $    7,280   $   12,181   $   24,558   $    41,941   $   29,409   $    41,397
EBITDA.......................       6,163        5,006        8,933       21,028        37,572       26,058        36,476
After-tax cash flow..........       1,954          545        3,192        1,974         6,091        1,543         8,397
Net cash provided by: (used
  in)
  Operating activities.......         324         (434)      (1,081)       5,651        13,538        3,946         7,337
  Investing activities.......     (14,037)       4,810      (61,124)    (212,253)      (45,812)     (39,350)     (246,831)
  Financing activities.......      14,393       (4,908)      62,788      212,699       127,430       35,126       145,450
Capital expenditures.........       2,857        1,691        2,041        2,070         4,512        1,747        15,938

                                                    THREE MONTHS ENDED
                                  -------------------------------------------------------
                                  MARCH 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MARCH 31,
                                    1997        1997       1997        1997       1998
                                  ---------   --------   ---------   --------   ---------
                                  (IN THOUSANDS, EXCEPT NET LOSS PER COMMON SHARE AMOUNTS)
Net broadcasting revenue........   $14,506    $17,905     $27,614    $29,778     $28,139
Station operating expenses......    11,277     13,036      18,993     21,939      21,897
Depreciation and amortization...     2,529      2,471       4,589      5,072       5,946
Corporate general and
  administrative................       750        844         968        968       1,118
                                   -------    -------     -------    -------     -------
Operating income (loss).........       (50)     1,554       3,064      1,799        (822)
Interest expense................     2,177      2,556       3,736      4,403       4,759
Other (income) expense, net.....       (11)       (81)       (309)       (50)        (37)
                                   -------    -------     -------    -------     -------
Income (loss) before income
  taxes.........................    (2,216)      (921)       (363)    (2,554)     (5,544)
Income tax benefit..............       (35)       (35)        (35)      (665)       (429)
                                   -------    -------     -------    -------     -------
Net income (loss)...............    (2,181)      (886)       (328)    (1,889)     (5,115)
Dividend requirement for
  exchangeable preferred
  stock.........................        --         --       3,275      3,358       3,572
                                   -------    -------     -------    -------     -------
Net loss applicable to common
  shares........................   $(2,181)   $  (886)    $(3,603)   $(5,247)    $(8,687)
                                   =======    =======     =======    =======     =======
Net loss per common share.......   $ (0.68)   $ (0.28)    $ (1.13)   $ (1.63)    $ (2.70)
Shares used in per share
  calculation...................     3,194      3,194       3,199      3,211       3,220

                                                         THREE MONTHS ENDED
                                  ----------------------------------------------------------------
                                  JUNE 30,   SEPT. 30, DEC. 31,   MARCH 31,   JUNE 30,   SEPT. 30,
                                    1998       1998      1998       1999        1999       1999
                                  --------   --------- --------   ---------   --------   ---------
                                    (IN THOUSANDS, EXCEPT NET LOSS PER COMMON SHARE AMOUNTS)
Net broadcasting revenue........  $34,784     $35,898  $36,605     $32,633    $42,444     $51,444
Station operating expenses......   23,543      23,972   24,073      24,626     27,080      33,418
Depreciation and amortization...    7,017       7,042    6,409       7,003      8,121      10,465
Corporate general and
  administrative................    1,150       1,083    1,018       1,491      1,396       2,035
                                  -------     -------  -------     -------    -------     -------
Operating income (loss).........    3,074       3,801    5,105        (487)     5,847       5,526
Interest expense................    5,283       3,548    4,536       5,744      5,738       6,021
Other (income) expense, net.....      (42)        (15)  (1,557)       (631)       (79)       (478)
                                  -------     -------  -------     -------    -------     -------
Income (loss) before income
  taxes.........................   (2,167)        268    2,126      (5,600)       188         (17)
Income tax benefit..............     (455)       (279)    (223)       (419)      (485)       (472)
                                  -------     -------  -------     -------    -------     -------
Net income (loss)...............   (1,712)        547    2,349      (5,181)       673         455
Dividend requirement for
  exchangeable preferred
  stock.........................    3,488       3,763    3,763       4,013      4,013       3,296
                                  -------     -------  -------     -------    -------     -------
Net loss applicable to common
  shares........................  $(5,200)    $(3,216) $(1,414)    $(9,194)   $(3,340)    $(2,841)
                                  =======     =======  =======     =======    =======     =======
Net loss per common share.......  $ (1.56)    $ (0.20) $ (0.05)    $ (0.36)   $ (0.13)    $ (0.09)
Shares used in per share
  calculation...................    3,342      16,469   25,725      25,745     26,464      31,300

                                                             DECEMBER 31,
                                           ------------------------------------------------   SEPTEMBER 30,
                                            1994     1995      1996       1997       1998         1999
                                           ------   ------   --------   --------   --------   -------------
                                                                (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents................  $1,538   $1,005   $  1,588   $  7,685   $102,842     $  8,798
Working capital (deficiency).............   3,382    2,928     (4,195)    22,594    149,601       70,790
Intangible assets, net...................  18,152   15,093     51,802    268,690    268,790      480,431
    Total assets.........................  46,529   37,444    102,315    344,172    472,261      639,529
Long-term debt (including current
  portion)...............................  47,805   43,046     90,714    189,699    211,419      271,580
Exchangeable preferred stock.............      --       --         --    102,010    116,775       82,526
Shareholders' equity (deficit)...........  (4,690)  (9,177)     6,070     16,132    103,963      223,438

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

GENERAL

     You can find information concerning our financial accounting practices and our historical results of operations in our Annual Report on Form 10-K for the fiscal year ended December 31, 1998 and our Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 1999, June 30, 1999 and September 30, 1999, all of which reports are incorporated by reference in the accompanying prospectus. For your convenience, we have included in this section a discussion of our preliminary fourth quarter 1999 financial results and our liquidity and capital resources.

PRELIMINARY FOURTH QUARTER 1999 FINANCIAL RESULTS

     Our unaudited consolidated net revenue for the three-month and one-year periods ended December 31, 1999 was approximately $55.5 million and $178.5 million, respectively, as compared to unaudited consolidated net revenue of $35.6 million and $133.3 million, respectively, for the corresponding periods of 1998. Unaudited broadcast cash flow was approximately $21.1 million and $63.3 million, respectively, for the three-month and one-year periods ended December 31, 1999, as compared to unaudited broadcast cash flow of $12.3 million and $41.4 million for the corresponding periods of 1998. The foregoing data exclude results of operations of our internet service provider business, which is being treated as discontinued operations.

     These preliminary estimated results of operations, which have not been audited by our independent certified public accountants, reflect, in our opinion, all material adjustments (consisting only of normal recurring adjustments) necessary to present fairly the results of operations for such periods. We will announce additional information regarding our results of operations for the three-month and one-year periods ended December 31, 1999 upon completion of the audit procedures presently being conducted by our independent certified public accountants.

LIQUIDITY AND CAPITAL RESOURCES

     Overview. Recent liquidity needs have been driven by our acquisition strategy. Our principal liquidity requirements are for acquisition financing, debt service, working capital and general corporate purposes, including capital expenditures. Our acquisition strategy has required, and is expected to continue in the foreseeable future to require, a significant portion of our capital resources. We expect that our debt service and capital expenditure obligations within the next twelve months, without regard to further acquisitions that are not currently pending, but after giving effect to the application of the net proceeds we receive from this offering, will be approximately $42.3 million, including approximately $21.0 million for interest on Citadel Broadcasting's
10 1/4% Senior Subordinated Notes due 2007 and 9 1/4% Senior Subordinated Notes due 2008 and approximately $21.3 million for interest on Citadel Broadcasting's credit facility. See the discussion in the "Use of Proceeds" section of this prospectus supplement. Citadel Broadcasting's 13 1/4% Exchangeable Preferred Stock does not require cash dividends through July 1, 2002. Citadel Broadcasting redeemed approximately 35% of the exchangeable preferred stock in August 1999.

     We have financed our past acquisitions through bank borrowings, sales of equity and debt securities, internally generated funds and proceeds from asset sales. We intend to use a portion of the net proceeds we receive from this offering to pay a portion of the aggregate purchase price of our pending acquisitions. See the "Use of Proceeds" section of this prospectus supplement. We expect that financing for future acquisitions will be provided through bank borrowings, the sale of debt and equity securities and internally generated funds.

     An important factor in management financing decisions is the maintenance of leverage ratios consistent with our long-term growth strategy. We recognize that we may require additional resources or may need to consider modifications to our expansion plans. To the extent we are unable to obtain additional funding, as needed, we have contingency plans which include curtailing capital expenditure activities and reducing infrastructure costs associated with expansion and development plans. No assurance can be given that we will be successful in raising additional capital, as needed, achieving profitable results or entering into new markets.

     At September 30, 1999, we held approximately $8.8 million in cash and cash equivalents and had approximately $70.6 million in unborrowed availability under Citadel Broadcasting's then credit facility. Subsequent to September 30, 1999, we borrowed funds to acquire additional radio stations and Citadel Broadcasting refinanced its credit facility. See the discussion below under the heading "Credit Facility." At February 7, 2000, we had approximately $234.9 in unborrowed availability under Citadel Broadcasting's new credit facility. This unborrowed availability has been reduced for outstanding letters of credit of approximately $35.4 million.

     Net Cash Provided by Operations. For the nine months ended September 30, 1999, net cash provided by operations increased to $7.3 million from $3.9 million for the comparable 1998 period. This increase is primarily due to the acquisition of radio stations completed in 1999.

     Net cash provided by operations increased by approximately $7.8 million or 136.8% to $13.5 million for the year ended December 31, 1998 from $5.7 million for the year ended December 31, 1997. The increase in cash provided by operations can be primarily attributed to the inclusion of radio stations acquired in 1998 and a full year of operations of stations acquired in 1997. Net cash provided by operations in 1998 was approximately $13.5 million resulting primarily from a net loss of $3.9 million less depreciation and amortization of $26.4 million, offset by an increase in accounts receivable of approximately $9.6 million. Net cash provided by operations in 1997 was approximately $5.7 million resulting primarily from a net loss of $5.3 million less depreciation and amortization of $14.7 million and an increase in accrued liabilities of $5.3 million offset by an increase in accounts receivable of $10.2 million.

     Net Cash Used in Investing Activities. For the nine months ended September 30, 1999, net cash used in investing activities, primarily for station acquisitions, increased to $246.8 million from $39.4 million in the comparable 1998 period. For the year ended December 31, 1998, net cash used in investing activities decreased to $45.8 million from $212.3 million in the year ended December 31, 1997. The decrease is primarily due to the acquisition of 61 radio stations in 1997, whereas 11 radio stations were acquired in 1998.

     Net Cash Provided by Financing Activities. For the nine months ended September 30, 1999, net cash provided by financing activities was $145.5 million compared to $35.1 million in the comparable 1998 period. This increase is primarily the result of our stock offering completed on June 25, 1999 and additional borrowings of $57.5 million under the credit facility offset by the partial redemption of exchangeable preferred stock of approximately $51.7 million. We sold 5,000,000 shares of our common stock at $29.25 per share in our June 1999 offering. The proceeds to us from the offering, net of underwriting discounts and commissions, were approximately $140.4 million. On the same date as the stock offering, the net proceeds we received were transferred to the equity capital of Citadel Broadcasting and used by Citadel Broadcasting to redeem a portion of its exchangeable preferred stock and to fund radio station acquisitions completed in the second and third quarter of 1999.

     For the year ended December 31, 1998, net cash provided by financing activities was $127.4 million compared to $212.7 million in the year ended December 31, 1997. The decrease primarily resulted from the repayment of the outstanding balance under Citadel Broadcasting's credit facility, offset by the net proceeds of our initial public offering, and the November 1998 offering of Citadel Broadcasting's 9 1/4% notes. The net cash provided by financing activities in 1997 of $212.7 million was primarily the result of the proceeds from the 1997 offerings of Citadel Broadcasting's 10 1/4% notes and exchangeable preferred stock.

     Initial Public Offering. In connection with our initial public offering of our common stock in July 1998, we sold 7,282,119 shares of our common stock and received aggregate net proceeds of $106.6 million, which were used to repay a portion of the outstanding indebtedness under Citadel Broadcasting's credit facility.

     Credit Facility. On July 3, 1997, Citadel Broadcasting and its then subsidiary, Citadel License, Inc., entered into an amended and restated financing agreement which originally allowed for revolving loan borrowings up to a maximum of $150.0 million. Pursuant to the agreement, this amount began to reduce quarterly on December 31, 1997. The maximum available loan commitment at September 30, 1999 was $128.1 million. At September 30, 1999, $57.5 million was outstanding under the credit facility and an additional $9.5 million was borrowed on November 1, 1999. The interest rate for the quarter ended September 30, 1999 was approximately 6.9%. All amounts borrowed and due under this credit facility were repaid on December 17, 1999 and this credit facility was terminated. On December 28, 1999, Citadel License was merged with and into Citadel Broadcasting.

     On December 17, 1999, we entered into a new credit facility with Credit Suisse First Boston, as lead arranger, administrative agent and collateral agent, and the lenders named therein, which provides for the making to Citadel Broadcasting by the lenders of term loans at any time during the period from December 17, 1999 to December 15, 2000, in an aggregate principal amount not in excess of $250.0 million and revolving loans at any time and from time to time prior to March 31, 2007 (subject to extension to December 31, 2007), in an aggregate principal amount at any one time outstanding not in excess of $150.0 million. Of the $150.0 million which is available in the form of revolving loans under the revolving credit facility, until March 31, 2000, up to $75.0 million of the revolving credit facility may be made available in the form of letters of credit, and after March 31, 2000, up to $50.0 million of the revolving credit facility may be made available in the form of letters of credit. In addition, Citadel Broadcasting may request up to $300.0 million in additional term loans, which term loans may be made at the sole discretion of the lenders. Of such additional $300.0 million amount, at the request of Citadel Broadcasting, up to $100.0 million may be in the form of an increase in the $150.0 million revolving credit commitment. The lenders are under no obligation to make such additional $300.0 million available, whether in the form of term loans, revolving loans or otherwise. Amounts borrowed under the credit facility bear interest at a rate equal to an applicable margin (described below) plus either (a) the greater of the prime rate of interest announced from time to time by Credit Suisse First Boston, New York, New York, and the federal funds effective rate in effect from time to time plus 0.5%, or (b) if Citadel Broadcasting so elects, the LIBO rate divided by one minus the eurocurrency reserve requirements prescribed by the Federal Reserve Board or other governmental body in effect from time to time. The applicable margin is expected to range between 0% and 1.5% for the rate discussed in clause (a) above and between 0.75% and 2.5% for the rate discussed in clause (b) above. The interest rate for borrowings in December 1999 and January 2000 has ranged from 7.4% to 9.1%. Citadel Broadcasting and Citadel Communications are currently in compliance in all material respects with the terms of the credit facility.

     Draws may be made under the term loan facility solely to finance a portion of the acquisitions currently planned by Citadel Broadcasting, to finance a portion of future permitted acquisitions and to pay related fees and expenses. The amount of any term loans outstanding on December 17, 2002 must be repaid in varying quarterly installments ranging from 3.75% of the amount on March 31, 2003 to 6.25% of the amount on March 31, 2007. In addition, mandatory prepayments must be made under the term loan facility upon the happening of certain events.

     Citadel Broadcasting used the proceeds of a $71.0 million revolving credit loan under the credit facility to refinance its then existing $68.0 million of revolving credit loans under its prior credit facility and to pay transaction expenses incurred in connection with entry into the new credit facility and the refinancing of the indebtedness under the prior credit facility. Additional draws may be made under the revolving credit facility, subject to the satisfaction of certain conditions, for general corporate purposes, including for working capital, capital expenditures, and to finance a portion of certain acquisitions contemplated by Citadel Broadcasting and for future permitted acquisitions by Citadel Broadcasting. The revolving credit facility must be paid in full on or before March 31, 2007 (subject to extension until December 31, 2007). In addition, mandatory prepayments must be made under the revolving credit facility upon the happening of certain events.

     The letter of credit facility, which is a subfacility of the revolving credit facility, provides for the issuance of letters of credit to be used by Citadel Broadcasting as security for the obligations of Citadel Broadcasting under agreements entered into in connection with certain radio station acquisitions and for any other purposes related to the business of Citadel Broadcasting. As of the date of this prospectus supplement, letters of credit in the aggregate amount of approximately $35.4 million were issued and outstanding in connection with our pending radio station acquisitions.

     Subject to permitted liens, the credit facility is secured by:

      -- a first priority pledge on all of Citadel Broadcasting's capital stock other than its exchangeable preferred stock,

      -- a first priority security interest in all the existing and after-acquired property of Citadel Communications and Citadel Broadcasting, including, without limitation, accounts, machinery, equipment, inventory, real estate, general intangibles and investment property, and

      --  all proceeds of the foregoing.

The credit facility is also guaranteed by Citadel Communications. The credit facility contains customary events of default. Upon the occurrence of an event of default, with certain limitations, our obligations under the credit facility, which are at that time outstanding, may become accelerated.

     The credit facility contains customary restrictive covenants, which, among other things, and with exceptions, limit our ability to incur additional indebtedness and liens, enter into transactions with affiliates, make acquisitions other than acquisitions permitted under the credit facility, pay dividends, redeem or repurchase capital stock, enter into certain sale and leaseback transactions, consolidate, merge or effect asset sales, issue additional equity, make capital expenditures, make investments, loans or prepayments or change the nature of their business. We are also required to satisfy financial covenants which will require us to maintain specified financial ratios and to comply with financial tests, including ratios with respect to maximum leverage, minimum interest coverage and minimum fixed charge coverage.

      -- Maximum Leverage Test. The maximum leverage test requires that Citadel Broadcasting and Citadel Communications not permit the ratio of their total debt as of the last day of the most recently ended quarter to their consolidated EBITDA, as adjusted for permitted acquisitions and dispositions, for the rolling four-quarter period ending as of the last day of such quarter, to be greater than the applicable ratio on that date. The applicable ratio through March 31, 2000 is 7.25x, and it will decline .25x for each quarter thereafter until it has decreased to 4.00x where it will remain.

      -- Minimum Interest Coverage Test. The minimum interest coverage test requires that Citadel Broadcasting and Citadel Communications not permit the ratio of their consolidated EBITDA for any rolling four-quarter period to their consolidated interest expense for such period, to be less than the applicable ratio on that date. The applicable ratios range from 1.50x through December 31, 2000 to 2.50x beginning October 1, 2002.

      -- Minimum Fixed Charges Coverage Test. The minimum fixed charges coverage test requires that Citadel Broadcasting and Citadel Communications not permit the ratio of their consolidated EBITDA for any rolling four-quarter period to their fixed charges for such period to be less than 1.25 to 1.00.

     For more information about the credit facility, see our Current Report on Form 8-K filed with the SEC on January 6, 2000.

     Senior Subordinated Notes. On July 3, 1997, Citadel Broadcasting completed the issuance of $101.0 million of 10 1/4% Senior Subordinated Notes due 2007. Interest is payable semi-annually. The 10 1/4% notes may be redeemed at the option of Citadel Broadcasting, in whole or in part, at any time on or after July 1, 2002 at the redemption prices set forth in the indenture governing the 10 1/4% notes. In addition, at any time prior to July 1, 2000, Citadel Broadcasting may, at its option, redeem a portion of the 10 1/4% notes with the net proceeds of one or more Public Equity Offerings (as defined in the indenture governing the 10 1/4% notes), at a redemption price equal to 110.25% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of redemption.

     On November 19, 1998, Citadel Broadcasting completed the issuance of $115.0 million of 9 1/4% Senior Subordinated Notes due 2008. Interest is payable semi-annually. The 9 1/4% notes may be redeemed at the option of Citadel Broadcasting, in whole or in part, at any time on or after November 15, 2003 at the redemption prices set forth in the indenture governing the 9 1/4% notes. In addition, at any time prior to November 15, 2001, Citadel Broadcasting may, at its option, redeem a portion of the 9 1/4% notes with the net proceeds of one or more Public Equity Offerings (as defined in the indenture governing the 9 1/4% notes), at a redemption price equal to 109.25% of the principal amount thereof, together with accrued and unpaid interest, if any, to the date of redemption.

     The indentures governing the 10 1/4% notes and the 9 1/4% notes contain certain restrictive covenants, including limitations which restrict the ability of Citadel Broadcasting to incur additional debt, incur liens, pay cash dividends, or make certain other restricted payments, consummate certain asset sales, enter into certain transactions with affiliates, merge or consolidate with any other person or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its assets. At December 31, 1999 Citadel Broadcasting was in compliance with all covenants under the indentures.

     Exchangeable Preferred Stock. On July 3, 1997, Citadel Broadcasting sold an aggregate of 1,000,000 shares of its 13 1/4% Exchangeable Preferred Stock. Dividends on the exchangeable preferred stock accrue at the rate of 13 1/4% per annum and are payable semi-annually. On or prior to July 1, 2002, dividends are payable in additional shares of exchangeable preferred stock having an aggregate liquidation preference equal to the amount of such dividends, or, at the option of Citadel Broadcasting, in cash. Thereafter, all dividends will be payable only in cash. To date, Citadel Broadcasting has paid all dividends in additional shares of exchangeable preferred stock. Citadel Broadcasting will be required to redeem the exchangeable preferred stock on July 1, 2009, subject to the legal availability of funds therefor, at a redemption price equal to the liquidation preference thereof, plus accumulated and unpaid dividends, if any, to the date of redemption.

     Citadel Broadcasting may redeem the exchangeable preferred stock, in whole or in part, at the option of Citadel Broadcasting, at any time on or after July 1, 2002, at declining redemption prices ranging from 107.729% to 101.104%, plus accumulated and unpaid dividends, if any, to the date of redemption.

     On August 2, 1999, Citadel Broadcasting redeemed approximately 35% of its issued and outstanding exchangeable preferred stock. Total shares redeemed were approximately 452,000 at a redemption price of $113.25 per share for a total of approximately $51.2 million. In addition, Citadel Broadcasting paid approximately $0.5 million of accrued dividends on the redeemed shares. Proceeds from Citadel Communications' additional equity investment in Citadel Broadcasting were utilized to complete the redemption.

     The Certificate of Designation governing the exchangeable preferred stock also contains covenants that restrict Citadel Broadcasting from taking various actions, including, subject to specified exceptions, the incurrence of additional indebtedness, the granting of additional liens, the making of investments, the payment of dividends and other restricted payments, mergers, acquisitions and other fundamental corporate changes, capital expenditures and transactions with affiliates. At December 31, 1999, Citadel Broadcasting was in compliance with all covenants under the Certificate of Designation.

     Pending Acquisitions And Recently Completed Transactions. There are numerous transactions currently pending which, if completed, would result in our purchasing 51 FM and 26 AM radio stations, purchasing the right to operate one additional FM radio station and selling two FM radio stations. The total cash required to fund our pending acquisitions is expected to be approximately $531.2 million, which amount does not include 200,000 shares of our common stock valued at $10.1 million expected to be delivered in connection with one acquisition. We may be required to pay the $10.1 million in cash in lieu of such shares of common stock. In addition, we purchased one FM radio station on November 1, 1999 and four FM radio stations and one AM radio station on December 23, 1999, and we sold 18 FM and seven AM radio stations on November 9, 1999. We received approximately $26.0 million in cash from the completed disposition. The consummation of each of the pending transactions is subject to certain conditions, including the approval of the FCC. Although we believe these closing conditions will be satisfied in each case, there can be no assurance that this will be the case. The pending acquisitions are expected to be funded from funds borrowed under Citadel Broadcasting's credit facility, the funds received from the completed disposition and the proceeds we receive from this offering of our common stock. See the "Use of Proceeds" section of this prospectus supplement.

     Capital Expenditures. We had capital expenditures of approximately $15.9 million for the nine months ended September 30, 1999 compared to $1.7 million for the same period in 1998. This increase is due primarily to the acquisition of a corporate jet, furniture and fixtures related to the relocation of our corporate offices, the purchase of new digital automation systems for certain markets and the construction of a new building in Little Rock, Arkansas. Our other equipment purchases consist primarily of broadcasting equipment and transmission tower upgrades. We had capital expenditures of approximately $2.1 million and $4.5 million for the years ended December 31, 1997 and 1998, respectively.

     In addition to acquisitions and debt service, our principal liquidity requirements will be for working capital and general corporate purposes, including capital expenditures, which are not expected to be material in amount. We believe that cash from operating activities, loans under Citadel Broadcasting's credit facility, proceeds from the November 9, 1999 disposition and the proceeds we receive from this offering of our common stock should be sufficient to permit us to meet our financial obligations and to fund our operations, including completion of our pending acquisitions, for at least the next 12 months, although additional capital resources may be required in connection with any further implementation of our acquisition strategy.

     Year 2000 Matters. The year 2000 computer issue primarily results from the fact that information technology hardware and software systems and other non-information technology products containing embedded microchip processors were originally programmed using a two digit format, as opposed to four digits, to indicate the year. Such programming could cause a system or product failure or other computer errors and a disruption in the operation of such systems and products. The year 2000 issue may persist for some time after January 1, 2000. For example, the year 2000 is also a leap year, which could cause problems for computer hardware and software.

     As of the date of this prospectus supplement, our internal systems have not experienced any material year 2000 issues. We presently believe that year 2000 issues will not pose significant operational problems for our business going forward. We continue to monitor our operations for year 2000 issues, and we believe that any year 2000 problems which may arise in our internal systems will not have a material adverse effect on our business, financial condition or results of operations. However, we cannot assure you that this will be the case.

     We are not aware of any material year 2000 problems encountered by our suppliers and major advertisers to date, but have not obtained or sought confirmations from our suppliers and major advertisers that they did not experience year 2000 problems. Further, we cannot determine the state of their year 2000 readiness on a going-forward basis. We cannot assure you that our suppliers and major advertisers will be successful in ensuring that their systems have been and will continue to be year 2000 compliant or that their failure to do so will not have a material adverse effect on our business, financial condition or results of operations.

                                    BUSINESS

     We are a radio broadcaster in the United States that focuses primarily on acquiring, developing and operating radio stations in mid-sized markets. After we complete our pending transactions, we will own or operate 137 FM and 61 AM radio stations in 42 mid-sized markets, including clusters of four or more stations in 31 markets, and will have the right to begin operation of a newly constructed FM radio station in Little Rock.

OPERATING STRATEGY

     Our operating strategy focuses on maximizing our radio stations' appeal to advertisers, and consequently our revenue and cash flow. In order to achieve these goals, we have implemented the strategies described below. We intend to continue to expand our existing strategies and to develop new methods to enhance revenue and reduce costs.

     Ownership of Strong Radio Station Groups. We seek to secure and maintain a leadership position in the markets we serve by owning multiple stations in those markets. By coordinating programming, promotional and selling strategies among each group of local stations, we attempt to capture a wide range of demographic listener groups which appeal to advertisers. We believe that the diversification of our programming formats and our collective inventory of available advertising time strengthen relationships with advertisers and increase our ability to maximize the value of our inventory. We believe that having multiple stations in a market also enhances our ability to market the advantages of radio advertising versus other advertising media, such as newspapers and television, thus potentially increasing radio's share of the total advertising dollars spent in a given market.

     We believe that our ability to leverage the existing programming and sales resources of our radio station groups enables us to enhance the growth potential of both new and underperforming stations while reducing the risks associated with undertaking means of improving station performance, including launching new formats. We also believe that operating leading station groups allows us to attract and retain talented local management teams, on-air personalities and sales personnel, which we believe are essential to operating success. Furthermore, we seek to achieve substantial cost savings through the consolidation in each of our markets of facilities, management, sales and administrative personnel and operating resources, such as on-air talent, programming and music research, and through the reduction of other redundant expenses.

     Aggressive Sales and Marketing. We seek to maximize our share of local advertising revenue in each of our markets through aggressive sales and marketing initiatives. We provide extensive training for our sales personnel through in-house sales and time management programs, and we retain various independent consultants who hold frequent seminars for, and are available for consultation with, our sales personnel. We also emphasize regular, informal exchanges of ideas among our management and sales personnel across our various markets. We seek to maximize our revenue by utilizing sophisticated inventory management techniques that allow us to provide our sales personnel with frequent price adjustments based on regional and local market conditions. To further strengthen our relationship with advertisers, we also offer and market our ability to create customer traffic through on-site events staged at, and broadcast from, the advertisers' business locations. We believe that, prior to their acquisition by us, many of our acquired stations had underperformed in sales, due primarily to undersized sales staffs responsible for selling inventory on multiple stations. Accordingly, we have significantly expanded the sales forces of many of our acquired stations.

     Targeted Programming. To maintain or improve our position in each market, we combine extensive market research with an assessment of our competitors' vulnerabilities in order to identify significant and sustainable target audiences. We then tailor the programming, marketing and promotion of each radio station to maximize its appeal to its target audience. We attempt to build strong markets by:

      -- creating distinct, highly visible profiles for our on-air personalities, particularly those broadcasting during morning drive time traditionally between 6:00 a.m. and 10:00 a.m.,

      -- formulating recognizable brand names for select stations such as the "Bull" and "Cat Country," and

      --  actively participating in community events and charities.

     Decentralized Operations. We believe that radio is primarily a local business and that much of our success is the result of the efforts of regional and local management and staff. Accordingly, we decentralize much of our operations to these levels. Each of our regional and local station groups is managed by a team of experienced broadcasters who understand the musical tastes, demographics and competitive opportunities of the particular market. Regional and local managers are responsible for preparing annual operating budgets, and a portion of their compensation is linked to meeting or surpassing their operating targets. Corporate management approves each station group's annual operating budget and imposes strict financial reporting requirements to track station performance. Corporate management is responsible for long range planning, establishing corporate policies and serving as a resource to local management. We have implemented local sales reporting systems at each station to provide local and corporate management with daily sales information.

ACQUISITION STRATEGY

     In February 1996, as a result of the passage of the Telecommunications Act of 1996, as amended, radio broadcasting companies were permitted to increase their ownership of stations within a single market from four to a maximum of between five and eight stations, depending on market size. The Telecommunications Act also eliminated the national ownership restriction that generally had limited companies to the ownership of no more than 40 stations (20 AM and 20 FM) throughout the United States.

     Our acquisition strategy is focused on acquiring additional radio stations in both our existing markets and in new markets in which we believe we can effectively use our operating strategies. We anticipate that we will continue to focus on mid-sized markets rather than attempt to expand into larger markets. Although competition among potential purchasers for suitable radio station acquisitions is intense throughout the United States, we believe that less competition exists, particularly from the larger radio operators, in mid-sized markets. This affords us relatively more attractive acquisition opportunities in these markets. We expect to continue to identify and pursue acquisition opportunities to complement and expand our station portfolio. Although we have identified further acquisition opportunities, we cannot assure you that we will be able to reach agreement with the identified candidates, identify other suitable and available acquisition opportunities or complete any such acquisition opportunities. Additional risks and uncertainties related to our acquisition strategy are discussed below under the heading "Federal Regulation of Radio Broadcasting" and in the "Risk Factors" section of this prospectus supplement.

     In evaluating acquisition opportunities in new markets, we assess our potential to build leading radio station groups in those markets over time. We believe that the creation of strong station groups in local markets is essential to our operating success and generally will not consider entering a new market unless we believe we can acquire multiple stations in the market. We also analyze a number of additional factors which we believe are important to our success, including the number and quality of commercial radio signals broadcasting in the market, the nature of the competition in the market, our ability to improve the operating performance of the radio station or stations under consideration and the general economic conditions of the market.

     We believe that our acquisition strategy, if properly implemented, could have a number of benefits, including:

      -- diversified revenue and broadcast cash flow across a greater number of stations and markets,

      -- improved broadcast cash flow margins through the consolidation of facilities and the elimination of redundant expenses,

      --  broadened range of advertising packages to offer advertisers,

      --  improved leverage in various key vendor negotiations,

      --  enhanced appeal to top industry management talent, and

      -- increased overall scale which should facilitate our capital raising activities.

OUR PENDING TRANSACTIONS AND STATION PORTFOLIO

     We have a national presence, and our portfolio of stations is diversified in terms of format and target demographics, as well as geographic location. This diversity reduces our reliance upon the performance of any single station and helps insulate us from downturns in specific markets and changes in format preferences.

     Pending Transactions. We have entered into agreements to purchase a total of 51 FM and 26 AM radio stations serving the markets of:

      --  Salt Lake City, Utah,

      --  Buffalo/Niagara Falls, Syracuse, Binghamton and Ithaca, New York,

      --  Albuquerque, New Mexico,

      --  Grand Rapids, Lansing, Flint and Saginaw/Bay City, Michigan,

      --  Columbia, South Carolina,

      --  Johnson City/Kingsport/Bristol and Chattanooga, Tennessee,

      --  Lafayette and Monroe, Louisiana,

      --  Worcester and New Bedford/Fall River, Massachusetts,

      --  Atlantic City, New Jersey,

      --  Tyler/Longview, Texas,

      --  New London, Connecticut,

      --  Bloomington, Illinois, and

      --  Augusta/Waterville, Presque Isle and Dennysville/Calais, Maine.

In addition, we have entered into an agreement to purchase the right to operate one FM radio station serving the Atlantic City, New Jersey market.

     The aggregate purchase price for these stations and related assets is approximately $531.2 million in cash, 200,000 shares of our common stock valued at approximately $10.1 million, based on the closing price of our common stock on December 2, 1999, and one FM radio station in each of Albuquerque and Binghamton. Under certain circumstances, our common stock may not be delivered as a portion of the aggregate purchase price, and, in that event, approximately $10.1 million in cash will be substituted for our common stock.

     The completion of our pending transactions in these markets is subject to various conditions. Although we believe these closing conditions are generally customary for transactions of this type, there can be no assurance that the conditions will be satisfied.

     Station Portfolio. If all of our pending transactions are completed, we will own 135 FM and 61 AM radio stations in 42 mid-sized markets, operate two additional FM radio stations, one in Reno, Nevada and one in Atlantic City, New Jersey pursuant to a local marketing agreement and a program service and time brokerage agreement, respectively, and have the right to begin operating a newly constructed FM radio station in Little Rock, Arkansas. The following table shows the radio stations we will own or operate after giving effect to the pending transactions described above. We obtained all metropolitan statistical area rank information from Investing in Radio 1999 Market Report (3rd ed.) published by BIA Publications, Inc.

                                                                    NUMBER OF
                                                                    STATIONS
                                                             MSA    ---------
                                                             RANK   FM    AM
                                                             ----   ---   ---
Providence, RI.............................................   33      4    2
Salt Lake City, UT.........................................   35      4    3
Buffalo/Niagara Falls, NY..................................   43      3    2
Oklahoma City, OK..........................................   54      4    1
Wilkes-Barre/Scranton, PA..................................   64      7    4
Grand Rapids, MI...........................................   66      3    1
Allentown/Bethlehem, PA....................................   67      2   --
Albuquerque, NM............................................   71      5    3
Syracuse, NY...............................................   73      3    1
Harrisburg/Carlisle, PA(1).................................   76      3    1
Baton Rouge, LA............................................   82      4    2
Little Rock, AR(2).........................................   83      7    3
Spokane, WA................................................   88      4    3
Columbia, SC...............................................   89      3    1
Colorado Springs, CO.......................................   94      3    2
Johnson City/Kingsport/Bristol, TN.........................   95      2    3
Lafayette, LA..............................................   98      6    3
Chattanooga, TN............................................  102      3    1
York, PA(1)................................................  103     --    1
Charleston, SC.............................................  104      5    3
Worcester, MA..............................................  112      4    1
Lansing/East Lansing, MI...................................  114      4    2
Flint, MI..................................................  116      1   --
Portsmouth/Dover/Rochester, NH.............................  117      4   --
Modesto, CA................................................  122      4    1
Saginaw/Bay City, MI(3)....................................  124      7    1
Boise, ID..................................................  126      4    1
Reno, NV(4)................................................  127      4    1
Atlantic City, NJ(5).......................................  136      3    1

                                                                    NUMBER OF
                                                                    STATIONS
                                                             MSA    ---------
                                                             RANK   FM    AM
                                                             ----   ---   ---
Tyler/Longview, TX.........................................  140      1    4
Portland, ME...............................................  160      6   --
New London, CT.............................................  164      2    1
New Bedford/Fall River, MA.................................  165      1    1
Binghamton, NY.............................................  166      3    2
Bloomington, IL............................................  230      2    1
Monroe, LA.................................................  233      4   --
Augusta/Waterville, ME.....................................  249      2    2
Ithaca, NY.................................................  258      1    1
Presque Isle, ME...........................................   NA      3   --
Dennysville/Calais, ME.....................................   NA      1   --
Muncie, IN.................................................   NA      1    1
Kokomo, IN.................................................   NA      1   --
     TOTAL.................................................         137   61

---------------
NA -- information not available

(1) Harrisburg/Carlisle and York are adjacent markets with numerous overlapping radio signals.

(2) Does not include one FM station that has been constructed, but is not yet operational. In addition, three of these stations primarily serve the surrounding communities outside of Little Rock.

(3) We may agree to sell one or more of the indicated stations serving Saginaw/Bay City in connection with our pending acquisition of other stations serving Saginaw/Bay City.

(4) We operate one of the listed FM stations in Reno under a local marketing agreement. We do not own this station.

(5) We expect to operate one of the listed FM stations under a program service and time brokerage agreement. We will not own this station, but expect that we will have an option to purchase this station beginning in 2001.

FEDERAL REGULATION OF RADIO BROADCASTING

     Introduction. The ownership, operation and sale of broadcast stations, including those licensed to us, are subject to the jurisdiction of the FCC. The FCC acts under authority derived from the Communications Act of 1934, as amended. The Communications Act was amended in 1996 by the Telecommunications Act to make changes in several broadcast laws. Among other things, the FCC:

     - assigns frequency bands for broadcasting,

     - determines whether to approve changes in ownership or control of station licenses,

     - regulates equipment used by stations,

     - adopts and implements regulations and policies that directly or indirectly affect the ownership, operation and employment practices of stations, and

     - has the power to impose penalties for violations of its rules under the Communications Act.

     The following is a brief summary of certain provisions of the Communications Act and of specific FCC regulations and policies. Failure to observe these or other rules and policies can result in the imposition of various sanctions, including fines, the grant of short (less than the maximum) license renewal terms or, for particularly egregious violations, the denial of a license renewal application, the revocation of a license or the denial of FCC consent to acquire additional broadcast properties. Reference should be made to the Communications Act, FCC rules and the public notices and rulings of the FCC for further information concerning the nature and extent of federal regulation of broadcast stations.

     License Grant and Renewal. Until recently, radio broadcast licenses were granted for maximum terms of seven years, but acting under the authority of the Telecommunications Act, the FCC recently revised its rules to extend the maximum term for future renewals to eight years. Licenses may be renewed through an application to the FCC. The Telecommunications Act prohibits the FCC from considering any competing applications for the radio frequency if the FCC finds that the licensee's station has served the public interest, convenience and necessity, that there have been no serious violations by the licensee of the Communications Act or the rules and regulations of the FCC, and that there have been no other violations by the licensee of the Communications Act or the rules and regulations of the FCC that, when taken together, would constitute a pattern of abuse.

     Petitions to deny license renewals can be filed by interested parties, including members of the public. These petitions may raise various issues before the FCC. The FCC is required to hold hearings on renewal applications if the FCC is unable to determine that renewal of a license would serve the public interest, convenience and necessity, or if a petition to deny raises a substantial and material question of fact as to whether the grant of the renewal application would be prima facie inconsistent with the public interest, convenience and necessity. Also, during certain periods when a renewal application is pending, the transferability of the applicant's license is restricted.

     We are not currently aware of any facts that would prevent the timely renewal of our licenses to operate our radio stations, although there can be no assurance that our licenses will be renewed.

     Ownership Matters. The Communications Act prohibits the assignment of a broadcast license or the transfer of control of a broadcast license without the prior approval of the FCC. In determining whether to assign, transfer, grant or renew a broadcast license, the FCC considers a number of factors pertaining to the licensee, including compliance with various rules limiting common ownership of media properties, the character of the licensee and those persons holding attributable interests therein, and compliance with the Communications Act's limitation on alien ownership, as well as compliance with other FCC policies.

     Once a station purchase agreement has been signed, an application for FCC consent to assignment of license or transfer of control, depending upon whether the underlying transaction is an asset purchase or stock acquisition, is filed with the FCC. Approximately 10 to 15 days after this filing, the FCC normally publishes a notice assigning a file number to the application and advising that the application has been accepted for filing. The FCC has recently instituted an informal policy of inviting public comment on any proposed radio transaction that would result in one broadcaster controlling at least half of all radio advertising revenue in a market, or two broadcasters controlling 70% or more of market revenue. This policy has resulted in delays in the FCC's acceptance of applications for filing, and in subsequent action on assignment and transfer applications. Notice of acceptance of an application begins a 30-day statutory waiting period, which provides the opportunity for third parties to file formal petitions to deny the transaction. Informal objections may be filed any time prior to grant of an application. The FCC staff will normally review the application in this period and seek further information and amendments to the application if it has questions.

     Once the 30-day public notice period ends, the staff will complete its processing, assuming that no petitions or informal objections were received and that the application is otherwise consistent with FCC rules and policies. The staff often grants the application by delegated authority approximately 10 to 20 days after the public notice period ends. At this point, the parties are legally authorized to close the purchase, although the FCC action is not legally a final order. If there is a backlog of applications, the processing period can extend to 30 days or more.

     Public notice of the FCC staff grant is usually issued about a week after the grant is made, stating that the grant was effective when made by the staff. On the date of this notice, another 30-day period begins, within which time interested parties can file petitions seeking either staff reconsideration or full FCC review of the staff action. During this time the grant can still be modified, set aside or stayed, and is not a final order. In the absence of a stay, however, the seller and buyer are not prevented from closing despite the absence of a final order. Also, within 40 days after the public notice of the grant, the full FCC can review and reconsider the staff's grant on its own motion. Thus, during the additional 10 days beyond the 30-day period available to third parties, the grant is still not final. In the event that review by the full FCC is requested and the FCC subsequently affirms the staff's grant of the application, interested parties may thereafter seek judicial review in the United States Court of Appeals for the District of Columbia Circuit within 30 days of public notice of the full FCC's action. In the event the Court affirms the FCC's action, further judicial review may be sought by seeking rehearing en banc from the Court of Appeals or by certiorari from the United States Supreme Court.

     In the absence of the submission of a timely request for reconsideration, administrative review or judicial review, the FCC staff's grant of an application becomes final by operation of law. Upon the occurrence of that event, the FCC's grant is generally no longer subject to administrative or judicial review, although such action can nevertheless be set aside in rare circumstances, such as fraud on the agency by a party to the application.

     The pendency of a license renewal application can alter the timetables mentioned above because the FCC normally will not issue an unconditional assignment grant if the station's license renewal is pending.

     Under the Communications Act, a broadcast license may not be granted to or held by a corporation that has more than one-fifth of its capital stock owned or voted by aliens or their representatives, by foreign governments or their representatives, or by non-U.S. corporations. Under the Communications Act, a broadcast license also may not be granted to or held by any corporation that is controlled, directly or indirectly, by any other corporation more than one-fourth of whose capital stock is owned or voted by aliens or their representatives, by foreign governments or their representatives, or by non-U.S. corporations. These restrictions apply in modified form to other forms of business organizations, including partnerships. Each of Citadel Communications and Citadel Broadcasting therefore may be restricted from having more than one-fourth of its stock owned or voted by aliens, foreign governments or non-U.S. corporations. The Certificate of Incorporation of Citadel Communications and the Certificate of Incorporation of Citadel Broadcasting contain provisions which permit Citadel Communications and Citadel Broadcasting to prohibit alien ownership and control consistent with the prohibitions contained in the Communications Act.

     The Communications Act and FCC rules also generally restrict the common ownership, operation or control of radio broadcast stations serving the same local market, and place numerical limits on common ownership of radio and television broadcast stations serving the same local market, and of a radio broadcast station and a daily newspaper serving the same local market. Under these cross-ownership rules, neither Citadel Communications nor Citadel Broadcasting would be permitted to acquire any daily newspaper where it then owned any radio broadcast station. While common ownership of same market radio and television stations was previously permissible only through waiver of the

FCC's rules, the FCC recently liberalized its radio/television cross ownership rule to provide for common ownership, operation or control of one television and up to seven same-market radio stations, or two television and up to six same-market radio stations, if the market has at least twenty separately owned broadcast, newspaper and cable "voices." Common ownership of two television and four radio stations is permissible when ten voices remain, and of one television and one radio station regardless of voice count.

     In response to the Telecommunications Act, the FCC amended its multiple ownership rules to eliminate the national limits on ownership of AM and FM stations. The FCC's broadcast multiple ownership rules restrict the number of radio stations one person or entity may own, operate or control on a local level. These limits are:

     - In a market with 45 or more commercial radio stations, an entity may own up to eight commercial radio stations, not more than five of which are in the same service (FM or AM),

     - In a market with more than 29 but less than 45 commercial radio stations, an entity may own up to seven commercial radio stations, not more than four of which are in the same service,

     - In a market with more than 14 but less than 30 commercial radio stations, an entity may own up to six commercial radio stations, not more than four of which are in the same service, and

     - In a market with 14 or fewer commercial radio stations, an entity may own up to five commercial radio stations, not more than three of which are in the same service, except that an entity may not own more than 50% of the stations in such market.

     None of these multiple ownership rules requires any change in our current ownership of radio broadcast stations. However, these rules will limit the number of additional stations which we may acquire in the future in certain of our markets.

     Because of these multiple and cross-ownership rules, a purchaser of voting stock of either Citadel Communications or Citadel Broadcasting which acquires an attributable interest in Citadel Communications or Citadel Broadcasting may violate the FCC's rule if it also has an attributable interest in other television or radio stations, or in daily newspapers, depending on the number and location of those radio or television stations or daily newspapers. Such a purchaser also may be restricted in the companies in which it may invest, to the extent that these investments give rise to an attributable interest. If an attributable shareholder of Citadel Communications or Citadel Broadcasting violates any of these ownership rules, Citadel Communications or Citadel Broadcasting may be unable to obtain from the FCC one or more authorizations needed to conduct its radio station business and may be unable to obtain FCC consents for particular future acquisitions.

     The FCC generally applies its television/radio/newspaper cross-ownership rules and its broadcast multiple ownership rules by considering the attributable, or cognizable, interests held by a person or entity. A person or entity can have an interest in a radio station, television station or daily newspaper by being an officer, director, partner or shareholder of a company that owns that station or newspaper. Whether that interest is cognizable under the FCC's ownership rules is determined by the FCC's attribution rules. If an interest is attributable, the FCC treats the person or entity who holds that interest as the owner of the radio station, television station or daily newspaper in question, and therefore subject to the FCC's ownership rules.

     With respect to a corporation, officers and directors and persons or entities that directly or indirectly can vote 5% or more of the corporation's stock, or 20% or more of the corporation's stock in the case of insurance companies, investment companies, bank trust departments and certain other passive investors that hold the stock for investment purposes only, generally are attributed with ownership of whatever radio stations, television stations and daily newspapers the corporation owns.

     With respect to a partnership, the interest of a general partner is attributable, as is the interest of any limited partner who is materially involved in the media-related activities of the partnership. Debt instruments, nonvoting stock, options and warrants for voting stock that have not yet been exercised, limited partnership interests where the limited partner is not materially involved in the media-related activities of the partnership, and minority (under 5%) voting stock, generally do not subject their holders to attribution.

     The FCC recently revised its attribution rules to eliminate its cross-interest policy, which generally precluded a party with an attributable interest in one media outlet from also holding certain significant but nonattributable interests in another same-market media entity, such as a joint venture or key employee relationship. In its place, the FCC has adopted a new class of attributable interests under its "equity/debt plus" rule. Under this standard, an interest in excess of 33% of a licensee's total asset value (equity plus debt) will be attributable if the interest holder is either a major program supplier (providing over 15% of a station's total weekly broadcast programming hours) or a same-market media company (including broadcasters, cable operators and newspapers).

     The FCC has also been more aggressive in examining issues of market revenue share concentration when considering radio station acquisitions. The FCC has delayed its approval of several pending radio station purchases by various parties because of market concentration concerns. Moreover, the FCC has recently followed an informal policy of giving specific public notice of its intention to conduct additional ownership concentration analyses and soliciting public comment on the issue of concentration and its effect on competition and diversity in connection with applications for consent to radio station acquisitions, where the proposed transaction would result in one broadcaster controlling at least half of all radio advertising revenue in a market, or two broadcasters controlling 70% or more of market revenue. This policy has resulted in significant delays in action on FCC assignment and transfer applications and has the potential to result in an attempt by the FCC to set applications for hearing, prevent completion of transactions or negotiate modifications to the proposed terms. For a discussion of the effects of this policy on some of our pending transactions, see the "Risk Factors" section of this prospectus supplement.

     Programming and Operation. The Communications Act requires broadcasters to serve the public interest. Licensees are required to present programming that is responsive to community problems, needs and interests and to maintain records demonstrating such responsiveness. Complaints from listeners concerning a station's programming will be considered by the FCC when it evaluates the licensee's renewal application, but such complaints may be filed and considered at any time.

     Stations also must pay regulatory and application fees and follow various FCC rules that regulate, among other things, political advertising, the broadcast of obscene or indecent programming, sponsorship identification and technical operations, including limits on radio frequency radiation. In addition, licensees must develop and implement programs designed to promote equal employment opportunities and must submit reports to the FCC on these matters annually and in connection with a renewal application. The broadcast of contests and lotteries also is regulated by FCC rules.

     Failure to observe these or other rules and policies can result in the imposition of various sanctions, including monetary forfeitures, the grant of short (less than the maximum) renewal terms or, for particularly egregious violations, the denial of a license renewal application or the revocation of a license.

     In 1985, the FCC adopted rules regarding human exposures to levels of radio frequency radiation. These rules require applicants for new broadcast stations, renewals of broadcast licenses or modifications of existing licenses to inform the FCC at the time of filing such applications whether a new or existing broadcast facility would expose people to radio frequency radiation in excess of FCC guidelines. In 1997, the FCC imposed more restrictive radiation limits. We anticipate that such regulations will not have a material effect on our business.

     Local Marketing Agreements. Over the past several years, a number of radio stations, including several of our stations, have entered into what commonly are referred to as local marketing agreements or time brokerage agreements. These agreements take various forms. Separately-owned and licensed stations may agree to function cooperatively in terms of programming, advertising sales and other matters, subject to compliance with the antitrust laws and the FCC's rules and policies, including the requirement that the licensee of each station maintains independent control over the programming and other operations of its own station. The FCC has held that such agreements do not violate the Communications Act as long as the licensee of the station that is being substantially programmed by another entity maintains complete responsibility for, and control over, operations of its broadcast stations and otherwise ensures compliance with applicable FCC rules and policies. Presently, we operate only two stations under local marketing agreements, and one is being so operated pending our acquisition of the station. We expect that we will begin operating one additional station under a local marketing agreement if we complete a particular pending acquisition. See the "Use of Proceeds" section of this prospectus supplement.

     A station that brokers substantial time on another station in its market or engages in a local marketing agreement with a station in the same market will be considered to have an attributable ownership interest in the brokered station for purposes of the FCC's ownership rules discussed above under the heading "Ownership Matters." As a result, a broadcast station may not enter into a local marketing agreement that allows it to program more than 15% of the broadcast time, on a weekly basis, of another local station that it could not own under the FCC's local multiple ownership rules. FCC rules also prohibit the broadcast licensee from simulcasting more than 25% of its programming on another station in the same broadcast service (that is, AM-AM or FM-FM) where the two stations serve substantially the same geographic area, whether the licensee owns the stations or owns one and programs the other through a local marketing agreement arrangement.

     Another example of a cooperative agreement between separately owned radio stations in the same market is a joint sales agreement, whereby one station sells advertising time in combination, both on itself and on a station under separate ownership. In the past, the FCC has determined that issues of joint advertising sales should be left to antitrust enforcement. Currently, joint sales agreements are not considered by the FCC to be attributable, but copies of such agreements must be filed with the FCC.

     Proposed Changes. Congress and the FCC from time to time have under consideration, and may in the future consider and adopt, new laws, regulations and policies regarding a wide variety of matters that could, directly or indirectly, affect the operation, ownership and profitability of our radio stations, result in the loss of audience share and advertising revenue for our radio stations, and affect our ability to acquire additional radio stations or finance such acquisitions. Such matters include:

     - proposals to impose spectrum use or other fees on FCC licensees, the FCC's equal employment opportunity rules and matters relating to political broadcasting,

     - technical and frequency allocation matters,

     - proposals to restrict or prohibit the advertising of beer, wine and other alcoholic beverages on radio,

     - changes in the FCC's multiple ownership and cross-ownership policies,

     - changes to broadcast technical requirements,

     - proposals to allow telephone or cable television companies to deliver audio and video programming to the home through existing phone or other communication lines, and

     - proposals to limit the tax deductibility of advertising expenses by advertisers.

     In January 1995, the FCC adopted rules to allocate spectrum for satellite digital audio radio service. Satellite digital audio radio service systems potentially could provide for regional or nationwide distribution of radio programming with fidelity comparable to compact discs. The FCC has issued two authorizations to launch and operate satellite digital audio radio service. The FCC also has undertaken an inquiry into the terrestrial broadcast of digital audio radio service signals, addressing, among other things, the need for spectrum outside the existing FM band and the role of existing broadcasters.

     In January 1999, the FCC proposed to license new 1000 watt and 100 watt low-power FM radio stations, and also sought comment on establishing a third microradio class at power levels from one to ten watts. This proceeding is still pending. In addition, the FCC has authorized an additional 100 kHz of bandwidth for the AM band and on March 17, 1997, adopted an allotment plan for the expanded band which identified the 88 AM radio stations selected to move into the band. At the end of a five-year transition period, those licensees will be required to return to the FCC either the license for their existing AM band station or the license for the expanded AM band station.

     We cannot predict whether any proposed changes will be adopted or what other matters might be considered in the future, nor can it judge in advance what impact, if any, the implementation of any of these proposals or changes might have on our business.

     The foregoing is a brief summary of certain provisions of the Communications Act and of specific FCC rules and policies. This description does not purport to be comprehensive and reference should be made to the Communications Act, the FCC's rules and the public notices and rulings of the FCC for further information concerning the nature and extent of federal regulation of radio broadcast stations.

     Federal Antitrust Considerations. The Federal Trade Commission and the United States Department of Justice, which evaluate transactions to determine whether those transactions should be challenged under the federal antitrust laws, have been increasingly active recently in their review of radio station acquisitions, particularly where an operator proposes to acquire additional stations in its existing markets.

     For an acquisition meeting certain size thresholds, the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules promulgated thereunder, require the parties to file Notification and Report Forms with the Federal Trade Commission and the Department of Justice and to observe specified waiting period requirements before consummating the acquisition. During the initial 30-day period after the filing, the agencies decide which of them will investigate the transaction. If the investigating agency determines that the transaction does not raise significant antitrust issues, then it will either terminate the waiting period or allow it to expire after the initial 30 days. On the other hand, if the agency determines that the transaction requires a more detailed investigation, then, at the conclusion of the initial 30-day period, it will issue a formal request for additional information. The issuance of a formal request extends the waiting period until the 20th calendar day after the date of substantial compliance by all parties to the acquisition. Thereafter, such waiting period may only be extended by court order or with the consent of the parties. In practice, complying with a formal request can take a significant amount of time. In addition, if the investigating agency raises substantive issues in connection with a proposed transaction, the parties frequently will engage in lengthy discussions or negotiations with the investigating agency concerning possible means of addressing those issues, including but not limited to persuading the agency that the proposed acquisition would not violate the antitrust laws, restructuring the proposed acquisition, divesting other assets of one or more parties, or abandoning the transaction. Such discussions and negotiations can be time consuming, and the parties may agree to delay completion of the acquisition during their pendency.

     At any time before or after the completion of a proposed acquisition, the Federal Trade Commission or the Department of Justice could take such action under the antitrust laws as it considers necessary or desirable in the public interest, including seeking to enjoin the acquisition or seeking divestiture of the business acquired or other assets we own. Acquisitions that are not required to be reported under the Hart-Scott-Rodino Act may be investigated by the Federal Trade Commission or the Department of Justice under the antitrust laws before or after completion. In addition, private parties may under certain circumstances bring legal action to challenge an acquisition under the antitrust laws.

     We received early termination of the applicable waiting period under the Hart-Scott-Rodino Act for the pending acquisition of certain stations in Connecticut, Louisiana, Maine, Massachusetts, New Jersey, New York and Texas and are awaiting termination of the applicable waiting period for the pending acquisition of stations in Lansing, Saginaw/Bay City and Flint, Michigan. We received an informal inquiry from the Department of Justice relating to the radio stations in Saginaw/Bay City. We have not yet filed our notice with respect to our pending acquisition of Bloomington Broadcasting Holdings, Inc.

     As part of its increased scrutiny of radio station acquisitions, the Department of Justice has stated publicly that it believes that commencement of operations under local marketing agreements, joint sales agreements and other similar agreements customarily entered into in connection with radio station transfers prior to the expiration of the waiting period under the Hart-Scott-Rodino Act could violate the Hart-Scott-Rodino Act. In connection with acquisitions subject to the waiting period under the Hart-Scott-Rodino Act, we will not commence operation of any affected station to be acquired under a local marketing agreement or similar agreement until the waiting period has expired or been terminated.

     We received a civil investigative demand from the Antitrust Division of the Department of Justice addressing our acquisition of KRST-FM in Albuquerque, New Mexico. This matter remains open. See the discussion in the "Risk Factors" section of this prospectus supplement.

                              SELLING STOCKHOLDERS

     The following table sets forth information with respect to the beneficial ownership by the selling stockholders of our common stock as of February 7, 2000 and after giving effect to this offering, assuming that the underwriters' over-allotment option is exercised in full. This information has been provided by the selling stockholders. The selling stockholders will not sell any shares unless the underwriters' over-allotment option is exercised.

     Except as indicated below, the selling stockholders have sole voting and investment power with respect to the shares shown as beneficially owned by them. The percentages are rounded to the nearest tenth of a percent. Holders of common stock are entitled to one vote per share on all matters submitted to a vote of stockholders generally.

     The number of shares and percentages are calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, on a stockholder by stockholder basis, assuming that each stockholder converted all securities owned by such stockholder that are convertible into common stock at the option of the holder within 60 days of February 7, 2000 and that no other stockholder so converts. The numbers and percentages of shares owned assume that these outstanding options have been exercised by such respective stockholders as follows:

      -- Lawrence R. Wilson -- 407,409 shares (including options to purchase 395,409 shares held by Rio Bravo Enterprise Associates, L.P.),

      --  Donna L. Heffner -- 58,662 shares,

      --  D. Robert Proffitt -- 20,821 shares,

      --  Stuart R. Stanek -- 147,234 shares, and

      --  Peter J. Benedetti -- 7,801 shares.

                                                                                        PRO FORMA
                                  SHARES OF COMMON STOCK      SHARES BEING         IF THE UNDERWRITERS'
                                    BENEFICIALLY OWNED       OFFERED IF THE       OVER-ALLOTMENT OPTION
                                  PRIOR TO THIS OFFERING      UNDERWRITERS'        IS EXERCISED IN FULL
                                 ------------------------    OVER-ALLOTMENT      ------------------------
                                              PERCENT OF        OPTION IS                     PERCENT OF
SELLING STOCKHOLDER               NUMBER     COMMON STOCK   EXERCISED IN FULL     NUMBER     COMMON STOCK
-------------------              ---------   ------------  -------------------   ---------   ------------
Lawrence R. Wilson(1)..........  2,373,155       7.3%             342,000        2,031,155       5.5%
Donna L. Heffner(2)............    201,213        *                40,000          161,213        *
D. Robert Proffitt(3)..........    197,555        *                40,000          157,555        *
Stuart R. Stanek(4)............    233,907        *                40,000          193,907        *
Peter J. Benedetti(5)..........     13,428        *                 3,000           10,428        *
DVS Management, Inc.(6)........    105,377        *                35,000           70,377        *

---------------
  * Less than one percent

  (1) The numbers of shares include 1,908,083 outstanding shares prior to this offering and 1,566,083 outstanding shares after this offering, assuming that the underwriters' over-allotment option is exercised in full, held by Rio Bravo Enterprise Associates, L.P., a selling stockholder. The numbers of shares also include 395,409 shares of common stock which may be acquired upon exercise of options held by Rio Bravo Enterprise Associates, L.P. Rio Bravo Enterprise Associates, L.P. therefore beneficially owns 2,303,492 shares or 7.1% of the outstanding common stock prior to this offering and will beneficially own 1,961,492 shares or 5.3% of the outstanding common stock following this offering, assuming that the underwriters' over-allotment option is exercised in full. Lawrence R. Wilson, a director and executive officer of Citadel Communications since it was incorporated in 1993, owns all of the capital stock of Rio Bravo, Inc., the sole general partner of Rio Bravo Enterprise Associates, L.P. The remaining shares are jointly owned by Mr. Wilson and his spouse, Claire Wilson, or may be acquired upon exercise of options held by Mr. Wilson.

  (2) Ms. Heffner has served as an officer of Citadel Communications since it was incorporated in 1993. She currently serves as Vice President, Chief Financial Officer and Secretary. Ms. Heffner's shares are jointly owned by Ms. Heffner and her spouse, Tim L. Heffner.

  (3) Mr. Proffitt has served as an officer of Citadel Communications since it was incorporated in 1993. He currently serves as Vice President of Citadel Communications and President and Chief Operating Officer of Citadel Broadcasting. Mr. Proffitt's shares are jointly owned by Mr. Proffitt and his spouse, Lynette M. Proffitt.

  (4) Mr. Stanek has served as an officer of Citadel Communications since it was incorporated in 1993. He currently serves as Vice President responsible for east region operations. Mr. Stanek's shares are jointly held by Mr. Stanek and his spouse, Kim L. Stanek. The number of shares shown does not include 1,781 shares owned by Ms. Stanek.

  (5) Mr. Benedetti became an officer of Citadel Communications in October 1998 and currently serves as Vice President responsible for west region operations. Mr. Benedetti's shares are jointly owned by Mr. Benedetti and his spouse, Krista M. Benedetti.

  (6) John E. von Schlegell, a director of Citadel Communications since January 1997, is the President and a shareholder of DVS Management, Inc. The number of shares shown includes 2,554 shares held by The Endeavour Capital Fund Limited Partnership, of which DVS Management, Inc. is the general partner.

ADDITIONAL SELLING STOCKHOLDER INFORMATION

     In addition to the relationships noted above, certain of the selling stockholders have engaged in one or more transactions with Citadel Communications, some of which transactions are ongoing. See our Annual Report on Form 10-K for the fiscal year ended December 31, 1998 for a description of certain of these transactions.

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in an underwriting agreement dated February 8, 2000, we have agreed to sell to the underwriters named below, for whom Credit Suisse First Boston Corporation is acting as representative, the following respective numbers of shares of common stock:

                                                               Number
                                                              of Shares
Underwriter                                                   ---------
Credit Suisse First Boston Corporation......................    712,500
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated...................................    593,750
Prudential Securities Incorporated..........................    593,750
Salomon Smith Barney Inc. ..................................    593,750
Banc of America Securities LLC..............................    225,625
Bear, Stearns & Co. Inc. ...................................    225,625
Deutsche Bank Securities Inc................................    225,625
Donaldson, Lufkin & Jenrette Securities Corporation.........    225,625
First Union Securities, Inc. ...............................    225,625
FleetBoston Robertson Stephens Inc. ........................    225,625
Goldman, Sachs & Co. .......................................    225,625
ING Barings LLC.............................................    225,625
Lazard Freres & Co. LLC.....................................    225,625
Thomas Weisel Partners LLC..................................    225,625
                                                              ---------
             Total..........................................  4,750,000
                                                              =========

     The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in this offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering of common stock may be terminated.

     The selling stockholders have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 500,000 additional shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

     The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus supplement and to selling group members at that price less a concession of $1.24 per share. The underwriters and selling group members may allow a discount of $0.10 per share on sales to other broker/dealers. After the public offering, the public offering price and concession and discount to dealers may be changed by the representative.

     The following table summarizes the compensation and estimated expenses that we and the selling stockholders will pay.

                                              Per Share                           Total
                                   -------------------------------   -------------------------------
                                      Without            With           Without            With
                                   Over-allotment   Over-allotment   Over-allotment   Over-allotment
                                   --------------   --------------   --------------   --------------
Underwriting Discounts and
Commissions paid by us...........      $2.060           $2.060         $9,785,000       $9,785,000
Expenses payable by us...........      $0.158           $0.158         $  750,000       $  750,000
Underwriting Discounts and
Commissions paid by selling
stockholders.....................      $0               $2.060         $        0       $1,030,000
Expenses payable by selling
stockholders.....................      $0               $0.007         $    2,500       $    3,500

     We have agreed that we will not offer, sell, offer to sell, contract to sell, pledge, grant any option to purchase or otherwise sell or dispose (or announce any offer, sale, offer of sale, contract of sale, pledge, grant of any option to purchase or other sale or disposition) of any shares of our common stock or any securities convertible into, or exchangeable or exercisable or exercisable for, shares of our common stock for a period of 90 days after the date of this prospectus supplement except for (1) issuance of common stock contemplated by this prospectus supplement, (2) issuance of common stock pursuant to the exercise of employee stock options outstanding on the date of this prospectus supplement, (3) issuance of up to 200,000 shares of common stock in connection with one of our pending acquisitions and (4) grants of stock options under our 1996 Equity Incentive Plan covering up to 300,000 shares of common stock.

     Certain of our officers and directors and the selling stockholders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into any transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock without the prior written consent of Credit Suisse First Boston Corporation for a period of 90 days after the date of this prospectus supplement. Pursuant to the terms of a Registration Rights Agreement among certain of our stockholders and us, certain of our stockholders who are not selling stockholders have agreed not to sell, make any short sale of, loan, grant any option for the purchase of, or otherwise dispose of shares of our common stock without the prior written consent of Credit Suisse First Boston Corporation for a period of 30 days after the date of this prospectus supplement.

     We and the selling stockholders have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments which the underwriters may be required to make in that respect.

     Our shares of common stock are listed on The Nasdaq Stock Market's National Market under the symbol "CITC."

     The representative may engage in over-allotment, stabilizing transactions, syndicate covering transactions, penalty bids and "passive" market making in accordance with Regulation M under the Exchange Act.

     - Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position.

     - Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

     - Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

     - Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the common stock originally sold by such syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions.

     - In "passive" market making, market makers in the common stock who are underwriters or prospective underwriters may, subject to certain limitations, make bids for or purchases of the common stock until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions, penalty bids and passive market making may cause the price of the common stock to be higher than it would otherwise be in the absence of these transactions. These transactions may be effected on The Nasdaq Stock Market's National Market or otherwise and, if commenced, may be discontinued at any time.

     Certain of the underwriters and their affiliates have engaged in transactions with and provided various investment banking, commercial banking and other services for Citadel Communications and its affiliates in the past and may do so from time to time in the future. Credit Suisse First Boston, New York branch, is the lead arranger, administrative agent and collateral agent under Citadel Broadcasting's credit facility. Certain of the underwriters and their affiliates are also lenders under Citadel Broadcasting's credit facility. We may use more than 10% of the net proceeds we receive from the sale of our common stock to repay indebtedness owed by us to members, or affiliates of members, of the National Association of Securities Dealers, Inc. participating in this offering. Accordingly, this offering is being made in compliance with the requirements of Rule 2710(c)(8) of the NASD Conduct Rules.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

     The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we and the selling stockholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are effected. Accordingly, any resale of the common stock in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

REPRESENTATIONS OF PURCHASERS

     Each purchaser of common stock in Canada who receives a purchase confirmation will be deemed to represent to us, the selling stockholders and the dealer from whom such purchase confirmation is received that (1) the purchaser is entitled under applicable provincial securities laws to purchase such common stock without the benefit of a prospectus qualified under such securities laws,
(2) where required by law, that the purchaser is purchasing as principal and not as agent, and (3) the purchaser has reviewed the text above under the heading "Resale Restrictions."

RIGHTS OF ACTION (ONTARIO PURCHASERS)

     The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Ontario securities law. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

ENFORCEMENT OF LEGAL RIGHTS

     All of the issuer's directors and officers as well as the experts named herein and the selling stockholders may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or these persons. All or a substantial portion of the assets of the issuer and these persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or these persons in Canada or to enforce a judgment obtained in Canadian courts against the issuer or these persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

     A purchaser of common stock to whom the Securities Act (British Columbia) applies is advised that the purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any common stock acquired by the purchaser pursuant to this offering. Such report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from us. Only one report must be filed in respect of common stock acquired on the same date and under the same prospectus exemption.

TAXATION AND ELIGIBILITY FOR INVESTMENT

     Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and with respect to the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

                      WHERE YOU CAN FIND MORE INFORMATION

     Citadel Communications files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information Citadel Communications files with the SEC at its public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549, 7 World Trade Center, Suite 1300, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Citadel Communications' filings are also available to the public on the internet, through a database maintained by the SEC at http://www.sec.gov. In addition, you can inspect and copy Citadel Communications' reports, proxy statements and other information at the offices of The Nasdaq National Market, 1735 K Street, Washington, D.C. 20006-1500.

                             VALIDITY OF SECURITIES

     The validity of the common stock being offered by this prospectus supplement will be passed upon for Citadel Communications by Eckert Seamans Cherin & Mellott, LLC, Pittsburgh, Pennsylvania, counsel to Citadel Communications. As to matters of Nevada law, Eckert Seamans Cherin & Mellott, LLC will rely upon the opinion of Lionel, Sawyer & Collins, Las Vegas, Nevada. Certain legal matters will be passed upon for the underwriters by Shearman & Sterling, New York, New York.

                              INDEPENDENT AUDITORS

     The consolidated financial statements of Bloomington Broadcasting Holdings, Inc. and subsidiaries as of December 31, 1998 and for the year then ended have been incorporated by reference herein and in the registration statement in reliance upon the report of Dunbar, Breitweiser & Company, LLP, independent certified public accountants, with respect thereto and incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

     The accompanying prospectus contains additional information regarding other financial information incorporated by reference in the prospectus and the registration statement.

                                   PROSPECTUS

                                 $1,000,000,000


               CITADEL LOGO  CITADEL COMMUNICATIONS CORPORATION



     We may offer and sell, from time to time, in one or more offerings, the common stock and preferred stock described in this prospectus. Certain holders of common stock of Citadel Communications Corporation named in this prospectus may also offer and sell common stock of Citadel Communications, from time to time, in one or more offerings, pursuant to this prospectus. The securities described in this prospectus may be offered and sold from time to time for an aggregate offering price of up to $1,000,000,000.


     We will provide the specific terms of these securities in supplements to this prospectus. This prospectus may not be used to sell securities unless accompanied by a prospectus supplement. WE URGE YOU TO READ CAREFULLY THIS PROSPECTUS AND THE ACCOMPANYING PROSPECTUS SUPPLEMENT, WHICH WILL DESCRIBE THE SPECIFIC TERMS OF THE SECURITIES OFFERED, BEFORE YOU MAKE YOUR INVESTMENT DECISION.


     FOR A DISCUSSION OF THE RISKS ASSOCIATED WITH AN INVESTMENT IN THESE SECURITIES, SEE "RISK FACTORS" ON PAGE 4.


                            ------------------------

     Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.


                THE DATE OF THIS PROSPECTUS IS JANUARY 10, 2000

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
ABOUT THIS PROSPECTUS.......................................    1
WHERE YOU CAN FIND MORE INFORMATION.........................    1
FORWARD-LOOKING STATEMENTS..................................    3
CITADEL COMMUNICATIONS CORPORATION..........................    3
RISK FACTORS................................................    4
USE OF PROCEEDS.............................................    4
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED
  STOCK DIVIDENDS...........................................    5
HOLDING COMPANY STRUCTURE AND SECURED CLAIMS................    6
DESCRIPTION OF THE CITADEL COMMUNICATIONS COMMON STOCK......    6
DESCRIPTION OF THE PREFERRED STOCK AND THE DEPOSITARY SHARES
  REPRESENTING FRACTIONAL SHARES OF PREFERRED STOCK.........   11
SELLING STOCKHOLDERS........................................   17
PLAN OF DISTRIBUTION........................................   19
VALIDITY OF THE SECURITIES..................................   20
INDEPENDENT AUDITORS........................................   20


     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS AND ANY PROSPECTUS SUPPLEMENT. WE HAVE NOT AUTHORIZED ANYONE ELSE TO PROVIDE YOU WITH DIFFERENT INFORMATION. IF ANYONE PROVIDES YOU WITH DIFFERENT OR INCONSISTENT INFORMATION, YOU SHOULD NOT RELY ON IT. WE ARE OFFERING TO SELL SECURITIES AND SOLICITING OFFERS TO BUY SECURITIES ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. YOU SHOULD ASSUME THAT THE INFORMATION APPEARING IN THIS PROSPECTUS AND INFORMATION INCORPORATED BY REFERENCE INTO THIS PROSPECTUS, IS ACCURATE ONLY AS OF THE DATE OF THE DOCUMENTS CONTAINING THE INFORMATION.

     References in this prospectus to the terms Citadel Communications, we, our and us include Citadel Communications Corporation's subsidiary, Citadel Broadcasting Company, unless the context otherwise requires.


                             ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission using the SEC's shelf registration rules. Under the shelf registration rules, using this prospectus, together with a prospectus supplement, we may sell from time to time, in one or more offerings, any of the securities described in this prospectus, and the selling stockholders identified in this prospectus may sell shares of Citadel Communications common stock. The total dollar amount of the securities we and the selling stockholders sell through these offerings will not exceed $1.0 billion.


     This prospectus provides you with a general description of the securities we may sell and the common stock that the selling stockholders may sell. Each time we sell securities under this prospectus, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. If so, the prospectus supplement should be read as superseding this prospectus. You should read this prospectus, the applicable prospectus supplement and the additional information described below under "Where You Can Find More Information."



     The prospectus supplement to be attached to the front of this prospectus will describe the terms of any securities that we or the selling stockholders offer and any initial offering price to the public in that offering, the purchase price and net proceeds that we will receive and the other specific terms related to that offering of the securities. For more details on the terms of the securities, you should read the exhibits filed with our registration statement, of which this prospectus is a part.


                      WHERE YOU CAN FIND MORE INFORMATION


     Citadel Communications files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information Citadel Communications files with the SEC at its public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549, 7 World Trade Center, Suite 1300, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Citadel Communications' filings are also available to the public on the internet, through a database maintained by the SEC at http://www.sec.gov. In addition, you can inspect and copy Citadel Communications' reports, proxy statements and other information at the offices of The Nasdaq National Market, 1735 K Street, Washington, D.C. 20006-1500.



     We filed a registration statement on Form S-3 to register with the SEC the securities described in this prospectus. This prospectus is part of that registration statement. As permitted by SEC rules, this prospectus does not contain all the information contained in the registration statement or the exhibits to the registration statement. You may refer to the registration statement and accompanying exhibits for more information about us and our securities.

     The SEC allows us to incorporate by reference into this document the information Citadel Communications filed with it. This means that we can disclose important business, financial and other information to you by referring you to other documents separately filed with the SEC. All information incorporated by reference is part of this document, unless and until that information is updated and superseded by the information contained in this document or any information incorporated later.


     We incorporate by reference the documents listed below:

          1. Citadel Communications' Annual Report on Form 10-K for the year ended December 31, 1998,

          2. Citadel Communications' Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 1999, June 30, 1999 and September 30, 1999,


          3. Citadel Communications' Current Reports on Form 8-K filed on February 17, 1999, July 7, 1999, September 14, 1999 (as amended by Current Report on Form 8-K/A filed on December 3, 1999), December 10, 1999 and January 6, 2000, and



          4. The description of Citadel Communications' common stock, par value $.001 per share, contained in its Registration Statement on Form 8-A/A under Section 12 of the Exchange Act, filed on June 30, 1998, as amended by Citadel Communications' Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1999 and any further amendment or report filed hereafter for the purpose of updating such description.



     We also incorporate by reference all future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act on or (i) after the date of the filing of this registration statement and prior to its effectiveness and (ii) after the date of this prospectus and prior to the termination of the offering made hereby.


     You may obtain copies of filings referred to above at no cost by contacting us at the following address: Corporate Secretary, Citadel Communications Corporation, City Center West, Suite 400, 7201 West Lake Mead Boulevard, Las Vegas, Nevada 89128, telephone (702) 804-5200.

                           FORWARD-LOOKING STATEMENTS

     This prospectus and the documents incorporated in this prospectus by reference include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act. We based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business. The words "believes," "may," "will," "estimates," "continues," "anticipates," "intends," "expects" and similar words are intended to identify forward-looking statements. Our forward-looking statements are subject to risks, uncertainties and assumptions including, among other things:

     - the realization of our business strategy;

     - general economic and business conditions, both nationally and in our markets;

     - our expectations and estimates concerning future financial performance, financing plans and the impact of competition;

     - anticipated trends in our industry;

     - the impact of current or pending legislation and regulation and antitrust considerations; and


     - other risk factors discussed in the "Risk Factors" section of Citadel Communications' Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1999 incorporated by reference herein.


     We undertake no obligation to publicly update or revise any forward-looking statements because of new information, future events or otherwise. In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this prospectus might not transpire.


                       CITADEL COMMUNICATIONS CORPORATION



     Citadel Communications, through its operating subsidiary, Citadel Broadcasting, is a radio broadcaster that focuses on acquiring, developing and operating radio stations in the United States. Citadel Communications' primary strategy is to secure and maintain a leadership position in its existing markets and to expand into additional markets where it believes a leadership position can be obtained.



     Citadel Communications' common stock is traded on the Nasdaq National Market under the symbol "CITC." Our principal executive offices are located at City Center West, Suite 400, 7201 West Lake Mead Boulevard, Las Vegas, Nevada 89128 and our telephone number is (702) 804-5200.

                                  RISK FACTORS


     The securities to be offered may involve a high degree of risk. These risks will be set forth in a prospectus supplement relating to the securities to be offered by that prospectus supplement. You should carefully consider the important factors set forth under the heading "Risk Factors" in the applicable supplement to this prospectus before investing in any securities that may be offered.


                                USE OF PROCEEDS


     Unless indicated otherwise in the applicable prospectus supplement, Citadel Communications expects to use the net proceeds from the sale of its securities for general corporate purposes, including repayment of borrowings, working capital and capital expenditures. In addition, Citadel Communications may use the net proceeds from the sale of its securities for acquisitions. In the event selling stockholders of Citadel Communications sell any shares of Citadel Communications common stock, such selling stockholders will receive all of the net proceeds from their sale.


     Additional information on the use of net proceeds from the sale of securities offered by this prospectus will be set forth in the prospectus supplement relating to such offering.

   RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS



     Set forth below is information concerning Citadel Communications' ratio of earnings to combined fixed charges and preferred stock dividends. This ratio shows the extent to which Citadel Communications' business generates enough earnings after the payment of all expenses other than interest and preferred stock dividends to make required interest and dividend payments on its debt and preferred stock. For this purpose, earnings represents:


     - the sum of pretax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees, fixed charges, amortization of capitalized interest, distributed income of equity investees and share of pretax losses of equity investees for which charges arising from guarantees are included in fixed charges, less

     - the sum of interest capitalized, preference security dividend requirements of consolidated subsidiaries and the minority interest in pretax income of subsidiaries that have not incurred fixed charges.

Fixed charges represents the sum of interest expensed and capitalized, amortized premiums, discounts and capitalized expenses related to indebtedness, an estimate of the interest within rental expense and preference security dividend requirements of consolidated subsidiaries. Preferred stock dividends represents the amount of pretax earnings required to pay the dividends on outstanding preference securities.


                             NINE MONTHS
                                ENDED                      YEAR ENDED DECEMBER 31,
                            SEPTEMBER 30,      -----------------------------------------------
                                 1999           1998      1997      1996      1995      1994
                          ------------------   -------   -------   -------   -------   -------
                                                 (DOLLARS IN THOUSANDS)
Ratio of earnings to
combined fixed charges
and preferred stock
dividends...............         0.31x           0.28x     0.28x     0.69x     0.20x        --
Deficiency of earnings
  available to cover
  combined fixed charges
  and preferred stock
  dividends.............       $28,074         $34,489   $19,320   $ 1,997   $ 4,376   $ 5,511

                  HOLDING COMPANY STRUCTURE AND SECURED CLAIMS

     Citadel Communications is a holding company whose only material asset is its investments in its subsidiary, Citadel Broadcasting. Citadel Broadcasting operates Citadel Communications' radio stations. Citadel Communications' ability to meet its future financial obligations depends upon the availability of cash flows from Citadel Broadcasting through dividends, intercompany advances, management fees and other payments or the issuance of new equity. Citadel Broadcasting is under no obligation to pay dividends to Citadel Communications and is subject to statutory and contractual restrictions that limit its ability to pay dividends and make other payments to Citadel Communications. Citadel Communications' right to participate in the distribution of assets of Citadel Broadcasting upon its liquidation or reorganization will be subject to prior claims of the creditors of Citadel Broadcasting, including trade creditors, except to the extent that Citadel Communications may be a creditor with recognized claims against Citadel Broadcasting. In addition, the outstanding shares of common stock of Citadel Broadcasting owned by Citadel Communications have been pledged to secure its guaranty of Citadel Broadcasting's obligations under its credit facility.

             DESCRIPTION OF THE CITADEL COMMUNICATIONS COMMON STOCK

GENERAL

     Citadel Communications is authorized to issue 200,000,000 shares of common stock. The following discussion describes provisions of Citadel Communications' Certificate of Incorporation and Bylaws and of Nevada's laws on private corporations, Chapter 78 of the Nevada Revised Statutes.

VOTING RIGHTS OF COMMON STOCK


     Holders of the common stock are entitled to one vote per share on all matters submitted to a vote of stockholders generally. As of December 31, 1999, ABRY Broadcast Partners II, L.P. beneficially owned 3,339,144 shares of common stock, representing approximately 10.5% of the common stock then issued and outstanding. The voting trustee who votes such shares will have the power to significantly influence the election of directors and other matters submitted to a vote of stockholders. The voting power of the voting trustee may hinder or delay a change in control of Citadel Communications and may have an anti-takeover effect.


DIVIDENDS ON COMMON STOCK

     The holders of the common stock are entitled to receive, pro rata, dividends as may be declared by Citadel Communications' Board of Directors out of funds legally available for the payment of dividends.

OTHER PROVISIONS APPLICABLE TO THE COMMON STOCK

     There are no preemptive rights to subscribe for any additional securities which Citadel Communications may issue. There are no redemption provisions or sinking fund provisions applicable to the common stock, nor is the common stock subject to calls or assessments by Citadel Communications.

     In the event of any liquidation, dissolution or winding-up of the affairs of Citadel Communications, holders of common stock will be entitled to share ratably in the assets of Citadel Communications remaining after payment or provision for payment of all of Citadel Communications' debts and obligations and liquidation payments to holders of any outstanding shares of undesignated preferred stock that has a liquidation preference.

     The Board of Directors of Citadel Communications may, without further action of the stockholders, issue up to 20,000 shares of undesignated preferred stock that may rank prior to the common as to dividend rights or liquidation preference. The issuance of undesignated preferred stock could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, or seeking to acquire, a significant portion of the outstanding common stock.

CERTAIN ANTI-TAKEOVER EFFECTS

     Certificate of Incorporation and Bylaws. The provisions of Citadel Communications' Certificate of Incorporation and Bylaws summarized in the following paragraphs may be deemed to have anti-takeover effects. These provisions may have the effect of discouraging a future takeover attempt which is not approved by the Board of Directors, but which individual stockholders may deem to be in their best interests or in which stockholders may receive a substantial premium for their share over then-current market prices. As a result, stockholders who might desire to participate in such a transaction may not have an opportunity to do so.

     Number of Directors, Removal and Filling Vacancies. Citadel Communications' Certificate of Incorporation and Bylaws provide that the number of directors shall not exceed seven and shall be fixed from time to time with the consent of a majority of the Board of Directors. The Certificate of Incorporation also provides that directors may only be removed with cause. Removal of a director requires the affirmative vote of the holders of at least two-thirds of the outstanding shares of capital stock of Citadel Communications then entitled to vote at an election of directors. These provisions prevent stockholders from removing any incumbent director without cause and allow a majority of the incumbent directors to add additional directors without approval of stockholders until the next annual meeting of stockholders at which directors are elected.

     Meetings of Stockholders. Citadel Communications' Bylaws provide that a special meeting of stockholders may be called only by the Chairman or the Board of Directors unless otherwise required by law. Citadel Communications' Bylaws provide that only those matters set forth in the notice of the special meeting may be considered or acted upon at that special meeting unless otherwise provided by law. In addition, Citadel Communications' Bylaws set forth certain advance notice and informational requirements and time limitations on any director nomination or new proposal which a stockholder wishes to make at an annual meeting of stockholders.

     No Stockholder Action by Written Consent. Citadel Communications' Bylaws provide that any action required or permitted to be taken by the stockholders of Citadel Communications at an annual or special meeting of stockholders must be effected at a duly called meeting and may not be taken or effected by a written consent of stockholders in lieu of a duly called meeting.


     Foreign Ownership. Citadel Communications' Certificate of Incorporation permits restriction on the ownership, voting and transfer of Citadel Communications' capital stock in accordance with the Communications Act of 1934, as amended, and the rules of the Federal Communications Commission, to prohibit ownership of more than 20% of Citadel Communications' outstanding capital stock, or more than 20% of the voting rights it represents, by or for the account of aliens or corporations otherwise subject to domination or control by aliens. The Certificate of Incorporation also authorizes the Board of Directors to prohibit any transfer of capital stock that would cause Citadel Communications to violate this prohibition. The Board of Directors may also prohibit the ownership, voting or transfer of any portion of its outstanding capital stock to the extent the ownership, voting or transfer of such portion would cause Citadel Communications to violate, or would otherwise result in violation of, any provision of the Communications Act or the rules, regulations and policies of the FCC under the Communications Act. No stockholders may exercise any voting rights which would cause Citadel Communications to be in violation of the rules, regulations or policies of the FCC.



     Nevada General Corporation Law. The following provisions of Chapter 78 of the Nevada Revised Statutes may delay or make more difficult acquisitions or changes of control of Citadel Communications and may make it more difficult to accomplish transactions that stockholders may otherwise believe to be in their best interests. These provisions may also have the effect of preventing changes in Citadel Communications' management. The Certificate of Incorporation and Bylaws do not exclude Citadel Communications from these provisions of Chapter 78 of the Nevada Revised Statutes.


     Control Share Acquisitions. Under Sections 78.378 to 78.3793 of Chapter 78 of the Nevada Revised Statutes, an acquiring person, who acquires a controlling interest in an issuing corporation may not exercise voting rights on any control shares unless the voting rights are conferred by a majority vote of the disinterested stockholders of the issuing corporation at an annual meeting or at a special meeting of such stockholders held upon the request and at the expense of the acquiring person. If the control shares are accorded full voting rights and the acquiring person acquires control shares with a majority or more of all the voting power, any stockholder, other than the acquiring person, who does not vote for authorizing voting rights for the control shares, is entitled to demand payment for the fair value of their shares, and the corporation must comply with the demand.

     For the above provisions, acquiring person means, subject to exceptions, any person who, individually or in association with others, acquires or offers to acquire, directly or indirectly, a controlling interest in an issuing corporation. Controlling interest means the ownership of outstanding voting shares of an issuing corporation sufficient to enable the acquiring person, individually or in association with others, directly or indirectly, to exercise:

     - one-fifth or more but less than one-third of the voting power of the issuing corporation in the election of directors,

     - one-third or more but less than a majority of the voting power of the issuing corporation in the election of directors, and/or

     - a majority or more of the voting power of the issuing corporation in the election of directors.

These provisions are triggered as a stockholder moves from one level to the next. Voting rights on the control shares must be conferred by a majority of the disinterested stockholders as each threshold is reached and/or exceeded. Control shares means those outstanding voting shares of an issuing corporation which an acquiring person:

     - acquires or offers to acquire in an acquisition, or

     - acquires within 90 days immediately preceding the date when the acquiring person became an acquiring person.

Subject to certain exceptions, an acquisition is the direct or indirect acquisition of a controlling interest. Issuing corporation means a corporation that is organized in Nevada, has 200 or more stockholders, at least 100 of whom are stockholders of record and having an address in Nevada which appears in the stock ledger of the corporation, and does business in Nevada directly or through an affiliated corporation.


     The provisions described above do not apply if the articles of incorporation or bylaws of the corporation in effect on the 10th day following the acquisition of a controlling interest by an acquiring person provide that the provisions do not apply. The Certificate of Incorporation and Bylaws do not exclude Citadel Communications from the restrictions imposed by such provisions. However, unless and until Citadel Communications has at least 100 stockholders of record who have an address in Nevada which appears in the stock ledger of Citadel Communications, this act will not apply to Citadel Communications. As of January 5, 2000, this act did not apply to Citadel Communications.


     Certain Business Combinations. In general, Sections 78.411 to 78.444 of Chapter 78 of the Nevada Revised Statutes restrict the ability of a Nevada corporation that has 200 or more stockholders to engage in any combination with an interested stockholder for three years following the date of the transaction in which the stockholder became an interested stockholder, unless the combination or the triggering purchase of shares is approved by the board of directors of the corporation before the date of the triggering purchase. If the combination or triggering purchase was not so approved, the interested stockholder may effect a combination after the three-year period only if such stockholder receives approval from a majority of the disinterested shares or the offer meets certain fair price criteria. Interested stockholder means any person, or its subsidiaries, who is:

     - the beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding voting shares of the corporation, or

     - an affiliate or associate of the corporation and, at any time within three years immediately before the date in question, was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding shares of the corporation.


The provisions described above do not apply to corporations that so elect in a charter amendment approved by a majority of the disinterested shares. Such a charter amendment, however, would not become effective for 18 months after its passage and would apply only to stock acquisitions occurring after its effective date. Citadel Communications' Certificate of Incorporation does not exclude it from the restrictions imposed by these provisions.

     Directors' Duties. Section 78.138 of Chapter 78 of the Nevada Revised Statutes allows directors and officers, in exercising their respective powers to further the interests of the corporation, to consider the interests of the corporation's employees, suppliers, creditors and customers. They can also consider the economy of the state and the nation, the interests of the community and of society and the long and short-term interests of the corporation and its stockholders, including the possibility that these interests may be best served by the continued independence of the corporation. Directors may resist a change or potential change in control if the directors determine that the change or potential change is opposed to or not in the best interest of the corporation. In so determining, the board of directors may consider the interests described above or have reasonable grounds to believe that, within a reasonable time, any debt created as a result of the change in control would cause the assets of the corporation or any successor to be less than the liabilities or would render the corporation or any successor insolvent or lead to bankruptcy proceedings. Nevada law presumes that, in business matters, directors have acted in good faith, on an informed basis and with a view to the interests of the corporation.

TRANSFER AGENT AND REGISTRAR

     BankBoston, N.A. is the transfer agent and registrar for Citadel Communications' common stock.

                       DESCRIPTION OF THE PREFERRED STOCK
                     AND THE DEPOSITARY SHARES REPRESENTING
                      FRACTIONAL SHARES OF PREFERRED STOCK

     This section describes the general terms and provisions of the preferred stock that Citadel Communications may offer by this prospectus. The applicable prospectus supplement will describe the specific terms of the series of preferred stock then offered, and the terms and provisions described in this section will apply only to the extent not superseded by the terms of the applicable prospectus supplement.


     This section is only a summary of the preferred stock that Citadel Communications may offer. Currently, Citadel Communications has no outstanding preferred stock. We urge you to read carefully Citadel Communications' Certificate of Incorporation and the certificate of designation Citadel Communications will file in relation to an issue of any particular series of preferred stock before you buy any preferred stock.



TERMS OF FUTURE SERIES OF PREFERRED STOCK


     The Board of Directors of Citadel Communications may, without further action of the stockholders, issue up to 20,000 shares of undesignated preferred stock in one or more classes or series. Any undesignated preferred stock issued by Citadel Communications may:

     - rank prior to the common stock as to dividend rights, liquidation preference or both;

     - have full or limited voting rights; and

     - be convertible into shares of common stock or other securities.

     The powers, designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions, including dividend rights, voting rights, conversion rights, terms of redemption and liquidation preferences, of the preferred stock of each series will be fixed or designated by the Board of Directors of Citadel Communications pursuant to a certificate of designation. We will describe in the applicable prospectus supplement the specific terms of a particular series of preferred stock, which will include the following:

     - the maximum number of shares in the series;

     - the designation of the series;

     - the terms of any voting rights of the series;

     - the dividend rate, if any, on the shares of such series, the conditions and dates upon which such dividends shall be payable, the preference or relation which such dividends shall bear to the dividends payable on any other class or classes or on any other series of capital stock, and whether such dividends shall be cumulative or non-cumulative;

     - whether the shares of such series shall be redeemable by Citadel Communications and, if so, the times, prices and other terms and conditions of such redemption;

     - the rights of the holders of shares of such series upon the liquidation, dissolution or winding up of Citadel Communications;

     - whether or not the shares of such series shall be subject to the operation of a retirement or sinking fund and, if so, the extent to and manner in which any such retirement or sinking fund shall be applied to the purchase or redemption of the shares of such series for retirement or to other corporate purposes and the terms and provisions relative to the operation thereof;

     - whether or not the shares of such series shall be convertible into, or exchangeable for, (a) debt securities of Citadel Communications, (b) shares of any other class or classes of stock of Citadel Communications, or of any other series of the same or different class of stock, or (c) shares of any class or series of stock of any other corporation, and if so convertible or exchangeable, the price or prices or the rate or rates of conversion or exchange and the method, if any, of adjusting the same;


     - the limitations and restrictions, if any, to be effective while any shares of such series are outstanding upon the payment of dividends or making of other distributions on, and upon the purchase, redemption or other acquisition by Citadel Communications of, the Citadel Communications' common stock, or any other class or classes of stock of Citadel Communications ranking junior to the shares of such series either as to dividends or upon liquidation;


     - the conditions or restrictions, if any, upon the creation of indebtedness of Citadel Communications or upon the issue of any additional stock, including additional shares of such series or of any other series or of any other class, ranking on a parity with or prior to the shares of such series as to dividends or distribution of assets on liquidation, dissolution or winding up;

     - whether fractional interests in shares of the series will be offered in the form of depositary shares as described below under "--Depositary Shares;"

     - any other preference and relative, participating, optional or other special rights or qualifications, limitations or restrictions thereof; and

     - Citadel Communications' ability to modify the rights of holders otherwise than by a vote of a majority or more of the shares outstanding.

     The preferred stock will, when issued, be fully paid and nonassessable. Citadel Communications will select the transfer agent, registrar and dividend disbursement agent for a series of preferred stock and will describe its selection in the applicable prospectus supplement. The registrar for shares of preferred stock will send notices to stockholders of any meetings at which holders of the preferred stock have the right to elect directors of Citadel Communications or to vote on any other matter of Citadel Communications.

DEPOSITARY SHARES

     This section describes the general terms and provisions of the depositary shares we may offer. The applicable prospectus supplement will describe the specific terms of the depositary shares offered through that prospectus supplement, including, but not limited to, the title of the depositary shares and the deposited security, the amount of deposited securities represented by one depositary share, and any general terms outlined in this section that will not apply to those depositary shares.

     We have summarized certain terms and provisions of the depositary agreement, the depositary shares and the depositary receipts in this section. The summary is not complete. We have also filed the form of depositary agreement, including the form of depositary receipt, as an exhibit to the registration statement, of which this prospectus is a part. You should read the forms of depositary agreement and depositary receipt relating to a series of preferred stock for additional information before you buy any depositary shares that represent preferred stock of such series.

     General. Citadel Communications may offer fractional interests in preferred stock rather than full shares of preferred stock. If this occurs, Citadel Communications will provide for the issuance by a depositary to the public of receipts for depositary shares, each of which will represent a fractional interest in a share of a particular series of preferred stock.

     The stock of any series of preferred stock underlying the depositary shares will be deposited under a separate depositary agreement between us and a depositary. For these purposes, the depositary will be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50 million. Citadel Communications will name the depositary and give the address of its principal executive office in the applicable prospectus supplement. Subject to the terms of the depositary agreement, each owner of a depositary share will have a fractional interest in all the rights and preferences of the preferred stock underlying such depositary shares. Those rights include any dividend, voting, redemption, conversion and liquidation rights.

     The depositary shares will be evidenced by depositary receipts issued under the depositary agreement. If you purchase fractional interests in shares of the related series of preferred stock, you will receive depositary receipts as described in the applicable prospectus supplement. While the final depositary receipts are being prepared, we may order the depositary to issue temporary depositary receipts substantially identical to the final depositary receipts in final form. The holders of the temporary depositary receipts will be entitled to the same rights as if they held the depositary receipts although not in final form. Holders of the temporary depositary receipts can exchange them for the final depositary receipts at our expense.

     If you surrender depositary receipts at the principal office of the depositary, unless the related depositary shares have previously been called for redemption, you are entitled to receive at such office the number of shares of preferred stock and any money or other property represented by such depositary shares. Citadel Communications will not issue partial shares of preferred stock. If you deliver depositary receipts evidencing a number of depositary shares that represent more than a whole number of shares of preferred stock, the depositary will issue you a new depositary receipt evidencing such excess number of depositary shares at the same time that the shares of preferred stock are withdrawn. Holders of preferred stock received in exchange for depositary shares will no longer be entitled to deposit such preferred stock under the depositary agreement or to receive depositary shares in exchange for such preferred stock.

     Dividends and Other Distributions. The depositary will distribute all cash dividends or other cash distributions received with respect to the preferred stock to the record holders of depositary shares representing the preferred stock in proportion to the number of depositary shares owned by the holders on the relevant record date. The depositary will distribute only the amount that can be distributed without attributing to any holder of depositary shares a fraction of one cent. The balance not distributed will be added to and treated as part of the next sum received by the depositary for distribution to record holders of depositary shares.

     If there is a distribution other than in cash, the depositary will distribute property to the holders of depositary shares, unless the depositary determines that it is not feasible to make such distribution. If this occurs, the depositary may, with Citadel Communications' approval, sell the property and distribute the net proceeds from the sale to the holders of depositary shares.

     The depositary agreement will also contain provisions relating to how any subscription or similar rights offered by us to the holders of the preferred stock will be made available to the holders of depositary shares.

     Conversion and Exchange. If any series of preferred stock underlying the depositary shares is subject to conversion or exchange, the applicable prospectus supplement will describe the rights or obligations of each record holder of depositary receipts to convert or exchange the depositary shares.

     Redemption of Depositary Shares. If the series of the preferred stock underlying the depositary shares is subject to redemption, the depositary shares will be redeemed from the redemption proceeds, in whole or in part, of such series of the preferred stock held by the depositary. The depositary will mail notice of redemption between 30 to 60 days prior to the date fixed for redemption to the record holders of the depositary shares to be redeemed at their addresses appearing in the depositary's records. The redemption price per depositary share will bear the same relationship to the redemption price per share of preferred stock that the depositary share bears to the underlying preferred share. Whenever Citadel Communications redeems preferred stock held by the depositary, the depositary will redeem, as of the same redemption date, the number of depositary shares representing the preferred stock redeemed. If less than all the depositary shares are to be redeemed, the depositary shares to be redeemed will be selected by lot or pro rata as determined by the depositary.

     After the date fixed for redemption, the depositary shares called for redemption will no longer be outstanding. When the depositary shares are no longer outstanding, all rights of the holders will cease, except the right to receive money or other property that the holders of the depositary shares were entitled to receive upon such redemption. Such payments will be made when holders surrender their depositary receipts to the depositary.

     Voting the Preferred Stock. Upon receipt of notice of any meeting at which the holders of the preferred stock are entitled to vote, the depositary will mail information about the meeting contained in the notice to the record holders of the depositary shares relating to such preferred stock. Each record holder of such depositary shares on the record date, which will be the same date as the record date for the preferred stock, will be entitled to instruct the depositary as to how the preferred stock underlying the holder's depositary shares should be voted.

     The depositary will try, if practical, to vote the number of shares of preferred stock underlying the depositary shares according to the instructions received. We will agree to take all action requested and deemed necessary by the depositary in order to enable the depositary to vote the preferred stock in that manner. The depositary will not vote any preferred stock for which it does not receive specific instructions from the holder of the depositary shares relating to such preferred stock.

     Taxation. Provided that each obligation in the depositary agreement and any related agreement is performed in accordance with its terms, owners of depositary shares will be treated for U.S. federal income tax purposes as if they were owners of the shares of preferred stock represented by the depositary shares. Accordingly, for federal income tax purposes they will have the income and deductions to which they would be entitled if they were holders of the preferred stock. In addition:

     - No gain or loss will be recognized for U.S. federal income tax purposes upon withdrawal of preferred stock in exchange for depositary shares as provided in the depositary agreement.

     - The tax basis of each share of preferred stock to an exchanging owner of depositary shares will, upon the exchange, be the same as the aggregate tax basis of the depositary shares exchanged for such preferred stock.

     - The holding period for the preferred stock, in the hands of an exchanging owner of depositary shares who held the depositary shares as a capital asset at the time of the exchange, will include the period that the owner held such depositary shares.

     Amendment and Termination of the Depositary Agreement. The form of depositary receipt evidencing the depositary shares and any provision of the depositary agreement may be amended by agreement between Citadel Communications and the depositary at any time. However, any amendment that materially and adversely alters the rights of the existing holders of depositary shares will not be effective unless approved by the record holders of at least a majority of the depositary shares then outstanding. A depositary agreement may be terminated by Citadel Communications or the depositary only if:

     - All outstanding depositary shares relating to the depositary agreement have been redeemed.

     - There has been a final distribution on the preferred stock of the relevant series in connection with the liquidation, dissolution or winding up of the business and the distribution has been distributed to the holders of the related depositary shares.

     Charges of Depositary. Citadel Communications will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. We will pay associated charges of the depositary for the initial deposit of the preferred stock and any redemption of the preferred stock. Holders of depositary shares will pay transfer and other taxes and governmental charges and any other charges that are stated to be their responsibility in the depositary agreement.

     Miscellaneous. Citadel Communications will forward to the holders of depositary shares all reports and communications that it must furnish to the holders of the preferred stock.

     Neither the depositary nor Citadel Communications will be liable if the depositary is prevented or delayed by law or any circumstance beyond its control in performing its obligations under the depositary agreement. Citadel Communications' obligations and the depositary's obligations under the depositary agreement will be limited to performance in good faith of duties set forth in the depositary agreement. Neither the depositary nor Citadel Communications will be obligated to prosecute or defend any legal proceeding connected with any depositary shares or preferred stock unless satisfactory indemnity is furnished to Citadel Communications and/or the depositary. Citadel Communications and the depositary may rely upon written advice of counsel or accountants, or information provided by persons presenting preferred stock for deposit, holders of depositary shares or other persons believed to be competent and on documents believed to be genuine.

     Resignation and Removal of Depositary. The depositary may resign at any time by delivering notice to Citadel Communications. Citadel Communications may also remove the depositary at any time. Resignations or removals will take effect upon the appointment of a successor depositary and its acceptance of the appointment. The successor depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States of America and having a combined capital and surplus of at least $50 million.

                              SELLING STOCKHOLDERS

     The selling stockholders named below may sell shares of Citadel Communications common stock from time to time. If and when shares of common stock are to be offered and sold by one or more selling stockholders, the relevant prospectus supplement will identify the selling stockholders selling in that offering as well as the number of shares then owned, and to be offered, by such selling stockholders.

     The following table sets forth the name of each selling stockholder and each such stockholder's relationship to Citadel Communications.

             SELLING STOCKHOLDER                 RELATIONSHIP TO CITADEL COMMUNICATIONS
             -------------------                 --------------------------------------
Lawrence R. Wilson                            Mr. Wilson has been Chairman, Chief
                                              Executive Officer and President of Citadel
                                              Communications since it was incorporated in
                                              1993.

Donna L. Heffner                              Ms. Heffner has served as an officer of
                                              Citadel Communications since it was
                                              incorporated in 1993. She currently serves
                                              as Vice President, Chief Financial Officer
                                              and Secretary.

D. Robert Proffitt                            Mr. Proffitt has served as an officer of
                                              Citadel Communications since it was
                                              incorporated in 1993. He currently serves as
                                              Vice President of Citadel Communications and
                                              President and Chief Operating Officer of
                                              Citadel Broadcasting.

Stuart R. Stanek                              Mr. Stanek has served as an officer of
                                              Citadel Communications since it was
                                              incorporated in 1993. He currently serves as
                                              Vice President responsible for east region
                                              operations.

Peter J. Benedetti                            Mr. Benedetti became an officer of Citadel
                                              Communications in October 1998 and currently
                                              serves as Vice President responsible for
                                              west region operations.

Edward T. Hardy                               Mr. Hardy served as an officer of Citadel
                                              Communications from January 1997 to November
                                              1999. He currently serves as a consultant to
                                              Citadel Communications.

Ted L. Snider, Sr.                            Mr. Snider became a director of Citadel
                                              Communications in November 1997 following
                                              Citadel Communications' October 1997
                                              acquisition of Snider Corporation, a
                                              corporation owned by Mr. Snider and his
                                              spouse, Jane J. Snider.

Jane J. Snider                                Ms. Snider is the spouse of Ted L. Snider,
                                              Sr.

             SELLING STOCKHOLDER                 RELATIONSHIP TO CITADEL COMMUNICATIONS
             -------------------                 --------------------------------------
The Ted and Jane Snider Family Foundation     Ted L. Snider, Sr., a director of Citadel
                                              Communications since November 1997, is a
                                              co-trustee of The Ted and Jane Snider Family
                                              Foundation.

Rio Bravo Enterprise Associates, L.P.         Lawrence R. Wilson, Chairman, Chief
                                              Executive Officer and President of Citadel
                                              Communications, owns all of the capital
                                              stock of Rio Bravo, Inc., the general
                                              partner of Rio Bravo Enterprise Associates,
                                              L.P.

DVS Management, Inc.                          John E. von Schlegell, a director of Citadel
                                              Communications since January 1997, is the
                                              President and a shareholder of DVS
                                              Management, Inc.

The Endeavour Capital Fund Limited            John E. von Schlegell, a director of Citadel
  Partnership                                 Communications since January 1997, is the
                                              Managing Director of The Endeavour Capital
                                              Fund Limited Partnership and the President
                                              and a shareholder of DVS Management, Inc.,
                                              the general partner of The Endeavour Capital
                                              Fund Limited Partnership.

ABRY Broadcast Partners II, L.P.              All of the shares beneficially owned by ABRY
  (and its general partner,                   Broadcast Partners II, L.P. are held under
  ABRY Capital, L.P.)                         an Amended and Restated Voting Trust
                                              Agreement dated October 15, 1997. During the
                                              term of the Amended and Restated Voting
                                              Trust Agreement, the voting trustee has the
                                              right to vote the shares of stock subject to
                                              that agreement and to take part in any
                                              stockholders' meetings, including the right
                                              to vote the shares for the election of
                                              directors of Citadel Communications. The
                                              voting trustee is Harlan A. Levy.
                                              Dispositive power with respect to these
                                              shares is held by Royce Yudkoff, the
                                              President of ABRY Holdings, Inc., the
                                              general partner of ABRY Capital, L.P., the
                                              general partner of ABRY Broadcast Partners
                                              II, L.P. Royce Yudkoff was a director of
                                              Citadel Communications for a portion of 1996
                                              and 1997.

                              PLAN OF DISTRIBUTION


     Citadel Communications and the selling stockholders may sell the securities described in this prospectus to one or more underwriters for public offering, or may sell the securities to investors directly or through agents. The name of any such underwriter or agent involved in the offer and sale of the securities, the amounts underwritten and the nature of its obligation to take the securities will be named in the applicable prospectus supplement. Credit Suisse First Boston Corporation may act as an underwriter or agent. Citadel Communications and the selling stockholders have reserved the right to sell the securities directly to investors on their own behalf in those jurisdictions where they are authorized to do so. The sale of the securities may be effected in transactions
(a) on any national or international securities exchange or quotation service on which the securities may be listed or quoted at the time of sale, (b) in the over-the-counter market, (c) in transactions otherwise than on such exchanges or in the over-the-counter market or (d) through the writing of options.



     Underwriters may offer and sell the securities at a fixed price or prices that may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. They may offer the securities on an exchange, which will be disclosed in the applicable prospectus supplement. Citadel Communications and the selling stockholders also may, from time to time, authorize dealers, acting as their agents, to offer and sell the securities upon such terms and conditions as set forth in the applicable prospectus supplement. In connection with the sale of the securities, underwriters may receive compensation from Citadel Communications and the selling stockholders in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the securities for whom they may act as agent. Underwriters may sell the securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions (which may be changed from time to time) from the purchasers for whom they may act as agents.



     Any underwriting compensation paid by Citadel Communications and the selling stockholders to underwriters or agents in connection with the offering of the securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable prospectus supplement. The selling stockholders, dealers and agents participating in the distribution of the securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the securities may be deemed to be underwriting discounts and commissions under the Securities Act. Underwriters, dealers and agents may be entitled, under agreements entered into with Citadel Communications and the selling stockholders, to indemnification against and contribution towards certain civil liabilities, including any liabilities under the Securities Act.



     Until the distribution of the securities is completed, rules of the SEC may limit the ability of the underwriters to bid for and purchase the securities. As an exception to these rules, the underwriters are permitted to engage in certain transactions that stabilize the price of the securities. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the securities. If the underwriters create a short position in the securities in connection with the offering, that is, if they sell more securities than are set forth on the cover page of the applicable prospectus supplement, the underwriters may reduce that short position by purchasing securities in the open market. The underwriters may also impose a penalty bid on certain underwriters. This means that if the underwriters purchase the securities in the open market to reduce the underwriters' short position or to stabilize the price of the securities, they may reclaim the amount of the selling concession from the underwriters who sold those securities as part of the offering. In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it were to discourage resales of the security.


     Any securities, other than common stock of Citadel Communications, issued hereunder may be new issues of securities with no established trading market. Any underwriters or agents to or through whom such securities are sold for public offering and sale may make a market in such securities, but such underwriters or agents will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for any such securities. The amount of expenses expected to be incurred by us in connection with any issuance of securities will be set forth in the prospectus supplement. Certain of the underwriters, dealers or agents and their associates may engage in transactions with, and perform services for, Citadel Communications, the selling stockholders and certain of their affiliates in the ordinary course.


                           VALIDITY OF THE SECURITIES


     The validity of any securities issued hereunder will be passed upon for Citadel Communications by Eckert Seamans Cherin & Mellott, LLC, Pittsburgh, Pennsylvania, counsel to Citadel Communications. As to matters of Nevada law, Eckert Seamans Cherin & Mellott, LLC will rely upon the opinion of Lionel, Sawyer & Collins, Las Vegas, Nevada. Unless otherwise indicated in the applicable prospectus supplement, certain legal matters will be passed upon for any agents or underwriters by Shearman & Sterling, New York, New York.


                              INDEPENDENT AUDITORS

     The consolidated financial statements of Citadel Communications Corporation and subsidiary as of December 31, 1997 and 1998, and for each of the years in the three-year period ended December 31, 1998, have been incorporated by reference into this prospectus and registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, with respect thereto and incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.


     The consolidated financial statements of Tele-Media Broadcasting Company and its partnership interests as of December 31, 1996 and 1995 and for each of the three years in the three-year period ended December 31, 1996 included in Citadel Communications Corporation's Current Report on Form 8-K filed on December 10, 1999 and Citadel Broadcasting Company's Current Report on Form 8-K filed on December 10, 1999, which are incorporated by reference in this prospectus and registration statement, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report incorporated herein, and have been incorporated by reference herein in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     The consolidated financial statements of Fuller-Jeffrey Broadcasting Companies, Inc. and subsidiaries as of December 31, 1998 and for the year then ended have been incorporated by reference into this prospectus and registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, with respect thereto and incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.


     The consolidated financial statements of Citywide Communications, Inc. as of December 31, 1998 and for the year then ended have been incorporated by reference into this prospectus and registration statement in reliance upon the report of Faulk & Winkler, LLC, independent certified public accountants, with respect thereto and incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.


     The financial statements of Wicks Radio Group, a division of Wicks Broadcast Group Limited Partnership, as of December 31, 1998 and for the year then ended have been incorporated by reference into this prospectus and registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, with respect thereto and incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

     The combined financial statements of Broadcasting Partners Holdings Radio Group as of December 31, 1997 and 1998 and for the period January 9, 1997 (date of inception) through December 31, 1997 and for the year ended December 31, 1998 have been incorporated by reference into this prospectus and registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, with respect thereto and incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

     The combined financial statements of Liggett Broadcast, Inc., as of December 31, 1998 and for the year then ended have been incorporated by reference into this prospectus and registration statement in reliance upon the report of Andrews Hooper & Pavlik P.L.C., independent certified public accountants, with respect thereto and incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

     The consolidated financial statements of Caribou Communications Co., as of December 31, 1998 and 1997 and for the years then ended have been incorporated by reference into this prospectus and registration statement in reliance upon the report of Cole & Reed, P.C., independent certified public accountants, with respect thereto and incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.